SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of Aug 2008

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

SEMIANNUAL REPORT

(From January 1, 2008 to June 30, 2008)

THIS IS A TRANSLATION OF THE SEMIANNUAL REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A NON-CONSOLIDATED BASIS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN KOREA, OR KOREAN GAAP, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

Contents

1.	Overview
A.	Industry
B.	Company
C.	Recent developments

2.	Information Regarding Shares
A.	Change in capital stock
B.	Convertible bonds
C.	Shareholder list
D.	Voting rights
E.	Dividends

3.	Major Products and Materials
A.	Major products in H1 2008
B.	Average selling price trend of major products
C.	Major materials
D.	Price trend of major materials

4.	Production & Equipment
A.	Production capacity and calculation
B.	Production performance and working ratio
C.	Investment plan

5.	Sales
A.	Sales performance
B.	Sales route and sales method

6.	Directors & Employees
A.	Members of the Board of Directors
B.	Committees of the Board of Directors
C.	Director & Officer Liability Insurance
D.	Employees
E.	Stock option

7.	Financial Information
A.	Financial highlights
B.	R&D expense
C.	Domestic credit rating
D.	Remuneration for directors in H1 2008
E.	Derivative contracts
F.	Status of equity investment

Attachment: 1. Korean GAAP Non-consolidated Financial Statements

                       2. Korean GAAP Consolidated Financial Statements

                       3. U.S. GAAP Consolidated Financial Statements

1. Overview

A. Industry

(1) Industry characteristics and growth potential

•

TFT-LCD technology is one of the most widely used technologies in the manufacture of flat panel displays and the demand for flat panel displays is growing. The flat panel display industry is characterized by entry barriers due to rapidly evolving technology, capital-intensive characteristics, and the significant investments required to achieve economies of scale, among other factors. There is strong competition between a relatively small number of players within the industry and production capacity in the industry, including ours, is being continually increased.

•

The demand for LCD panels for notebook computers & monitors has been closely related to the IT industry cycle. The demand for LCD panels for TVs is growing with the start of HDTV broadcasting and as LCD TV has come to play an important role in the digital display market. There is competition between TFT-LCD and PDP technologies in the area of large flat TV products. In addition, markets for small- to medium-sized LCD panels, such as mobile phones, P-A/V, medical applications and automobile navigation systems, among others, are growing steadily.

•

The average selling prices of LCD panels have declined in general and are expected to continually decline with time irrespective of general business cycles as a result of, among other factors, technology advances and cost reductions.

(2) Cyclicality

•

The TFT-LCD business is highly cyclical as well as being capital-intensive. In spite of the increase in demand for products, this industry has experienced periodic volatility caused by imbalances between demand and supply due to capacity expansion within the industry.

•

Intense competition and expectations of demand growth may lead panel manufacturers to invest in manufacturing capacity on similar schedules, resulting in a surge in capacity when production is ramped up at new fabrication facilities.

•

During such surges in capacity growth, our customers can exert and have exerted strong downward pricing pressure, resulting in sharp declines in average selling prices and significant fluctuations in our gross margins. Conversely, demand surges and fluctuations in the supply chain can lead to price increases.

(3) Competitiveness

•

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, performance and reliability, successful and timely investment and product development, success of our end-brand customers in marketing their brands and products, component and raw material supply costs, foreign exchange rate and general economic and industry conditions.

•

Core competitiveness includes technology leadership, capability to design new products and premium products, timely investment in advanced fabs, cost leadership through application of large production lines, innovation of process and productivity, and collaborative customer relationships.

•	Most importantly, cost leadership and stable and long-term relationships with customers are critical to secure profit even in a buyer’s market.

•

A substantial portion of our sales is attributable to a limited group of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would thus result in reduced sales.

•

Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. We take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain the experienced key staffs and highly skilled line operators.

(4) Sourcing material

•	Key materials (including color filters) are sourced in-house as well as from domestic and overseas vendors.

•	The shortage of raw materials may arise temporarily due to the rapid increase in demand for raw materials resulting from capacity expansion in the TFT-LCD industry.

•

We have purchased, and expect to purchase, a substantial portion of our equipment from a limited number of qualified foreign and local suppliers. From time to time, increased demand for new equipment may cause lead times to extend beyond those normally required by the equipment vendors.

(5) Others

•	Most TFT-LCD panel makers are located in Asia.

a.	Korea: LG Display, Samsung Electronics (including a joint venture between Samsung Electronics and Sony Corporation), BOE-Hydis

b.	Taiwan: AU Optronics, Chi Mei Optoelectronics, CPT, etc.

c.	Japan: Sharp, IPS-Alpha, etc.

d.	China: SVA-NEC, BOE-OT, etc.

B. Company

(1) Business overview

•

Commercial production for our TFT-LCD business began in September 1995 at P1, which was then the first fabrication facility of LG Electronics. At the end of 1998, LG Electronics and LG Semicon transferred their respective TFT-LCD related businesses to LG Soft Co., Ltd (currently LG Display). It became a joint venture between LG Electronics and Philips Electronics in August 1999. In July 2004, we completed our initial public offering and listed our common stock on the Korea Exchange and our ADSs on the New York Stock Exchange. As of June 30, 2008, we operate seven fabrication facilities located in Gumi and Paju, Korea, and seven module facilities located in Gumi and Paju, Korea; Nanjing (3 factories) and Guangzhou, China; and Wroclaw, Poland.

•

We became the first LCD maker in the world to commence commercial production at a 4th generation fab (P3) in July 2000 and at a 5th generation fab (P4) in March 2002, and we started mass production at our 6th generation fab (P6) in August 2004, which allows us to produce LCD panels for large TVs and monitors. With the commencement of mass production at our 7th generation fab (P7) in January 2006 and with our decision to invest in an 8th generation fab (P8) in October 2007, we are expanding our production capacity in line with the growing large-sized LCD TV market. In addition, in July 2007, we decided to make additional investments in our 6th generation fab (P6) to prepare for the growth of the TFT-LCD market.

•

Our non-consolidated sales increased by 40.5% from KRW 5,874 billion in the first half of 2007 to KRW 8,251 billion in the first half of 2008. We recorded non-consolidated operating income of KRW 1,779 billion in the first half of 2008 compared to non-consolidated operating loss of KRW 99 billion in the first half of 2007 and we recorded non-consolidated net income of KRW 1,492 billion in the first half of 2008 compared to non-consolidated net income of KRW 60 billion in the first half of 2007. (Our consolidated sales under Korean GAAP increased by approximately 35.7% from KRW 6,077 billion in the first half of 2007 to KRW 8,247 billion in the first half of 2008. We recorded consolidated operating income under Korean GAAP of KRW 1,770 billion in the first half of 2008 compared to consolidated operating loss of KRW 58 billion in the first half of 2007. In addition, we recorded consolidated net income of KRW 1,476 billion in the first half of 2008 compared to consolidated net income of KRW 60 billion in the first half of 2007.)

•

We reinforced our position as a leader in LCD technology by developing public displays such as the world’s largest 52-inch multi-touch screen panel and a 47-inch triple-view panel as well as the world’s largest 6-inch oval LCD panel, a 17.1-inch switchable 3D display which function allows for a 2D/3D conversion with ease, a 15-inch TFT LCD panel with a C/F board that applies the role printing method and a 15-inch AM OLED that uses the a-Si method.

•

Moreover, we formed strategic alliances or entered into long-term sales contracts with major global firms such as Dell, Hewlett Packard and Kodak of the United States and Japan’s Toshiba, among others, to secure customers and expand partnerships for technology development.

(2) Market shares

•	Our worldwide market share for large-size TFT-LCD panels (10-inch or large) based on revenue

	2008 H1	2007	2006
Panel for Notebook Computers	30.1%	28.5%	26.2%
Panel for Monitors	15.9%	15.6%	15.6%
Panel for TVs	18.0%	22.0%	23.6%
Total	19.4%	20.4%	20.5%

*	Source: DisplaySearch Q3 2008

(3) Market characteristics

•

Due to the recent high growth in the display appliance market for the flat display format, the scale of the LCD market is growing at a rapid rate, resulting in expansion of the market centered mainly in America, Japan, Europe and China.

(4) New business

•

As of the end of the first half of 2008, P7 in our Paju Display Cluster reached an expanded production capacity of over 150 thousand sheets of glass substrates per month and we have commenced the construction of P8 (8th generation fab) in anticipation of growth in the large-sized TFT-LCD market.

•

In May 2006, we entered into an investment agreement with the Guangzhou Development District Administrative Committee to construct a module production plant in Guangzhou, China, and in June 2006, we established LG Display Guangzhou Co., Ltd. (f/k/a LG.Philips LCD Guangzhou Co., Ltd.). We commenced mass production at the new module production plant in December 2007 and we held an opening ceremony for the module production plant in April 2008.

•

In June 2008, we launched the OLED Business Unit in anticipation of future growth in the OLED business. In addition, we also plan to strengthen our market position in the future display technologies by accelerating the development of flexible display technologies and leading the LED back-light LCD market.

•

In order to facilitate a cooperative purchasing relationship with HannStar Display Corporation (HannStar), a company that manufactures TFT-LCD panels in Taiwan, we decided to purchase 180 million shares of preferred stock of HannStar at a purchase price of NT$3,170,250,000. We acquired the preferred shares in February 2008. The preferred shares mature in three years and are convertible into shares of common stock of HannStar.

•

We are making an effort to increase our competitiveness by forming cooperative relationships with our suppliers and purchasers of our products. As part of this effort, in June 2008 we purchased 2,037,204 shares of AVACO, which produces sputters, a core equipment for LCD production, and we purchased 1,008,875 shares of TLI Co., Ltd., which produces core LCD panel components such as “Timing Controllers” and “Drive ICs”. By promoting strategic relationships with equipments and parts suppliers which enables us to obtain a stable source of supply of equipments and parts at competitive prices, we have strengthened our competitive position in the LCD business.

•	In July 2008, we and Skyworth RGB Electronics founded a R&D joint venture corporation with a registered capital of CNY 50 million in China.

(5) Organization chart as of June 30, 2008

- CEO: Chief Executive Officer

- CFO: Chief Financial Officer

- CPO: Chief Production Officer

- CTO: Chief Technology Officer

C. Recent developments

(1) January 2008: Acquired OLED business from LG Electronics

(2) March 2008: Changed the name of the Company from LG.Philips LCD Co., Ltd. to LG Display Co., Ltd.

(3) Major contracts

•	February 2008: Extended trademark license agreement with Philips Electronics

        (January 1, 2008 ~ June 30, 2008)

•	February 2008: Extended trademark license agreement with LG Corp.

        (January 1, 2008 ~ December 31, 2010)

•	April 2008: Entered into an agreement with Skyworth RGB Electronics to establish a research and development joint venture company

•	June 2008: Skyworth TV Holdings Limited purchased a 16% interest in LG Display Guangzhou Co., Ltd

2. Information Regarding Shares

A. Change in Capital Stock

			(Unit: KRW, Share)
Date	Descriptions		Change in number of common shares	Face amount per share
July 27, 2005	Follow-on offering	*	32,500,000	5,000

*	ADSs offering: 32,500,000 shares (US$42.64 per share, US$21.32 per ADS)

B. Convertible Bonds

(Unit: USD, Share)
	Item	Content
	Issuing date	April 18, 2007
	Maturity (Redemption date after put option exercise)	April 18, 2012 (April 18, 2010)
	Face Amount	USD550,000,000
	Offering method	Public offering
	Conversion period	Convertible into shares of common stock during the period from April 19, 2008 to April 3, 2012
	Conversion price	KRW 48,760 per share*
Conversion status	Number of shares already converted	None
	Number of convertible shares	10,530,762 shares if all are converted*
	Remarks	• Registered form • Listed on Singapore Exchange

*	Conversion price was adjusted from KRW 49,070 to KRW 48,760 and the number of convertible shares was adjusted from 10,464,234 to 10,530,762 following the approval by the stockholders, during the annual general meeting of stockholders on February 29, 2008, of a cash dividend of KRW 750 per share.

C. Shareholder List

(1) Total shares issued and outstanding: 357,815,700 shares as of June 30, 2008

(2) Largest shareholder and related parties as of June 30, 2008

	(Unit: share)
Name	Relationship	January 1, 2008	Increase/Decrease	June 30, 2008
LG Electronics	Largest Shareholder	135,625,000 (37.9%)	—	135,625,000 (37.9%)
Young Soo Kwon	Related Party	15,000 (0.0%)	8,000	23,000 (0.0%)
Total		135,640,000 (37.9%)	8,000	135,648,000 (37.9%)

(3) Shareholders who owned 5% or more of our shares as of December 31, 2007

	(Unit: share)
Name	Type of stock	Number of shares	Ratio
LG Electronics	Common Stock	135,625,000	37.9%
Philips Electronics	Common Stock	71,225,000	19.9%*
Total	—	206,850,000	57.8%

*	On March 17, 2008, Philips Electronics sold an additional 6.7% of our common stock (24 million shares of common stock).

D. Voting rights as of June 30, 2008

(Unit: share)
Description	Number of shares
1. Shares with voting rights [A-B]	357,815,700
A. Total shares issued	357,815,700
B. Shares without voting rights	—
2. Shares with restricted voting rights	—

Total number of shares with voting rights [1-2]	357,815,700

E. Dividends

On February 29, 2008, we declared a cash dividend of KRW 750 per share to our shareholders of record as of December 31, 2007 and distributed the cash dividend to such shareholders in March 2008.

Dividends during the recent 3 fiscal years

Description	2008 H1	2007	2006
Par value (Won)	5,000	5,000	5,000
Net income (loss) (Million Won)	1,492,108	1,344,027	(769,313)
Earnings (Loss) per share (Won)	4,170	3,756	(2,150)
Retained earning for dividends (Million Won)	5,251,973	4,028,227	2,711,036
Total cash dividend amount (Million Won)	—	268,362	—
Total stock dividend amount (Million Won)	—	—	—
Cash dividend payout ratio (%)	—	—	—
Cash dividend yield (%)	—	1.6	—
Stock dividend yield (%)	—	—	—
Cash dividend per share (Won)	—	750	—
Stock dividend per share (Won)	—	—	—

*	Earnings per share are calculated based on par value of 5,000 Won per share.

(As a result of a stock split, par value of our shares changed to Won 5,000 per share from Won 10,000 per share as of May 25, 2004.)

*	Retained earning for dividends is the amount before dividends are paid.
*	Earnings per share is calculated by net income divided by weighted average number of common stock.

3. Major Products and Materials

A. Major products in H1 2008

(Unit: In billions of Won)
Business area	Sales types	Items (Market)	Specific use	Major trademark	Sales (%)
TFT-LCD	Product/ Service/ Other Sales	TFT-LCD (Overseas)	Notebook Computer, Monitor, TV, Applications Panels, etc.	LG Display	7,676 (93.0%)
		TFT-LCD (Korea*)	Notebook Computer, Monitor, TV, Applications Panels, etc.	LG Display	575 (7.0%)
Total					8,251 (100%)

*	Including local export.
**	Period: January 1, 2008 ~ June 30, 2008
***	Major products’ trademark has changed from LG. Philips LCD to LG Display

B. Average selling price trend of major products

	(Unit: USD / m2)
Description	2008 Q2	2008 Q1	2007 Q4	2007 Q3
TFT-LCD panel	1,274	1,339	1,375	1,364

*	Semi-finished products in the cell process have been excluded.
**	Quarterly average selling price per square meter of net display area shipped
***	On a consolidated basis

C. Major materials

(Unit: In billions of Won)
Business area	Purchase types	Items	Specific use	Purchase amount (%)	Suppliers
TFT-LCD	Materials	Glass	LCD panel manufacturing	1,093 (26.5%)	Samsung Corning Precision Glass Co., Ltd., NEG, etc.
		Back-Light		1,028 (25.0%)	Heesung Electronics Ltd., etc.
		Polarizer		548 (13.3%)	LG Chem., etc.
		Others		1,453 (35.2%)	—
Total				4,122 (100%)	—

*	Period : January 1, 2008 ~ Jun 30, 2008

D. Price trend of major materials

•

Prices of major materials depend on fluctuations in supply and demand in the market as well as on change in size and quantity of raw materials according to the increased production of large-size panels.

4. Production and Equipment

A. Production capacity and calculation

(1) Production capacity

	(Unit : 1,000 Glass sheets)
Business area	Items	Business place	2008 H1	2007	2006
TFT-LCD	TFT-LCD	Gumi, Paju	6,017	11,544	9,942

*	Glass size per each factory not considered.

(2) Calculation of production capacity

a. Method

 Assumptions for calculation

•	Based on input glass

‚ Calculation method of production capacity

•	2008 H1: Monthly maximum input capacity per each factory in the first half of 2008

                    × number of months (6 months).

•	2007: Monthly maximum input capacity per each factory in year 2007

                    × number of months (12 months).

•	2006: Monthly maximum input capacity per each factory for 4th quarter of 2006

                    × number of months (12 months).

b. Average working hours

•	See 4.B(2) below.

B. Production performance and working ratio

(1) Production performance

	(Unit: 1,000 Glass sheets)
Business area	Items	Business place	2008 H1	2007	2006
TFT-LCD	TFT-LCD	Gumi, Paju	5,719	10,182	9,052

*	Based on input glass

(2) Working Ratio *

	(Unit: Hours)
Business place (area)	Available working hours of 2008 H1	Real working hours of 2008 H1	Average working ratio
Gumi (TFT-LCD)	4,368 (24 hours X 182 days)	4,368 (24 hours X 182 days)	100%
Paju (TFT-LCD)	4,368 (24 hours X 182 days)	4,368 (24 hours X 182days)	100%

C. Investment plan

(1) Investment in progress

(Unit: In billions of Won)
Business area	Description	Investment period	Investment assets	Investment effect	Total investment	Already invested	To be invested	Remarks
TFT-LCD	New / Expansion, etc.	Q4 ‘05~	Building/ Machinery, etc.	New production facility	4,400	1,163	3,237	—

(2) Investment Plan (Consolidated basis)

	(Unit: In billions of Won)
		Expected yearly investment
Business area	Project	2008 *	2009 **	2010 **	Investment effects	Remarks
TFT-LCD	New / Expansion, etc.	4,500	—	—	Capacity Expansion, etc.

*	Expected investments in 2008 are subject to change depending on market environment.
**	Expected investments in 2009 and in 2010 cannot be projected due to industry characteristics.

5. Sales

A. Sales performance

	(Unit: In billions of Won)
Business area	Sales types	Items (Market)		2008 H1	2007 H1	2007
TFT-LCD	Products, etc.	TFT-LCD	Overseas	7,676	5,422	13,137
			Korea*	575	452	1,026
			Total	8,251	5,874	14,163

*	Including local export.

B. Sales route and sales method

(1) Sales organization

•	As of June 30, 2008, each of the IT Business Unit, TV Business Unit, Mobile Business Unit, and OLED Business Unit had individual sales and customer support functions.

•	Sales subsidiaries in America, Germany, Japan, Taiwan and China (Shanghai and Shenzhen) perform sales activities in overseas countries and provide technical support to customers.

(2) Sales route

•	LG Display HQ g Overseas subsidiaries (USA/Germany/Japan/Taiwan/Shenzhen/Shanghai), etc.

gSystem integrators, Branded customers g End users

•	LG Display HQ g System integrators, Branded customers g End users

(3) Sales methods and conditions

•	Direct sales & sales through overseas subsidiaries, etc.

(4) Sales strategy

•	To secure stable sales to major PC makers and the leading consumer electronics makers globally

•

To increase sales of premium notebook computer products, to strengthen sales of the larger size and high-end monitor segment and to lead the large and wide LCD TV market including in the category of full-HD 120Hz TV monitors

•

To diversify our market in the small- to medium-sized monitor segment, including products such as mobile phone, P-A/V, automobile navigation systems, aircraft instrumentation and medical diagnostic equipment, etc.

6. Directors & Employees

A. Members of the Board of Directors

Name	Date of birth	Position	Business experience
Young Soo Kwon	February 6, 1957	Representative Director, President and Chief Executive Officer	President and Chief Financial Officer of LG Electronics

James (Hoyoung) Jeong	November 2, 1961	Director and Chief Financial Officer	Executive Vice President and Chief Financial Officer of LG Electronics

Simon (Shin Ik) Kang	May 10, 1954	Director	Head of Digital Display Product Business Division of LG Electronics

Paul Verhagen	February 2, 1962	Director	Chief Financial Officer of Consumer Lifestyle Section, Philips Electronics

Ingoo Han	October 15, 1956	Outside Director	Dean, Graduate School of Management, Korea Advanced Institute of Science and Technology

Dongwoo Chun	January 15, 1945	Outside Director	Outside Director, Pixelplus

Bruce. I. Berkoff	August 13, 1960	Outside Director	President of LCD TV Association

Yoshihide Nakamura	October 22, 1942	Outside Director	President of ULDAGE, Inc.

William Y. Kim	June 6, 1956	Outside Director	Partner of Ropes & Gray LLP

B. Committees of the Board of Directors

Committees of the Board of Directors as of June 30, 2008

Committee	Member
Audit Committee	Ingoo Han, Yoshihide Nakamura, William Y. Kim

Remuneration Committee	Simon (Shin Ik) Kang, Paul Verhagen, Dongwoo Chun, Bruce I. Berkoff

Outside Director Nomination and Corporate Governance Committee	Simon (Shin Ik) Kang, Paul Verhagen, Dongwoo Chun, William Y. Kim

C. Director & Officer Liability Insurance

(1) Overview of Director & Officer Liability Insurance (as of August 13, 2008)

	(Unit: USD)
Name of insurance	Premium paid in 2008	Limit of liability	Remarks
Directors & Officers Liability Insurance	1,984,000	100,000,000	—

*	In July 2008, we renewed our director & officer liability insurance with coverage until July 2009.

(2) The approval procedure for the Director & Officer Liability Insurance

•	The limit for liability, coverage and premiums were approved by our internal regulation

(3) The insured

1.	LG Display and its subsidiaries and their respective Directors and Officers

2.	Duly elected or appointed Directors or Officers, past and new Directors and Officers during the policy period

3.	The estates and heirs of deceased Directors or Officers, and the legal representatives of Directors or Officers in the event of their incompetence, insolvency or bankruptcy (only if the Directors or Officers were employed at the time the acts were committed)

(4) The Covered Risks

1.	The liability of a director or an officer for the Loss to shareholders or 3rd parties, arising from any alleged Wrongful Act of a director or officer of the Company in their respective capacities, provided that the director or officer duly discharged his or her fiduciary duties

a.	Wrongful Act means any breach of duty, neglect, error, misstatement, misleading statement, omission, or act by the Directors or Officers

b.	Loss includes damages, judgments, settlements and Defense Costs

2.	Coverage for security holder derivative action & security claims

The Loss arising out of any security holder derivative action is paid in accordance with the ‘Security Holder Derivative Action Inclusion Clause’. Securities Loss, incurred on account of a Securities Claim against the Directors, Officers and/or the Company, is covered (except for exclusions).

(5) Exclusions

1.	General Exclusions (any loss related to following items):

•	Any illegal gaining of personal profit through, dishonest or criminal act;

•	Remuneration payment to the Insureds without the previous approval of the stockholders, which payment was illegal;

•	Profits in fact made from the purchase or sale of securities of the Company using non public information in an illegal manner;

•

Payment of commissions, gratuities, benefits or any other favor provided to a political group, government official, director, officer, employee or any person having an ownership interest in any customers of the

•	Company or their agent(s), representative(s) or member(s) of their family or any other entity(ies) with which they are affiliated;

•	Wrongful Acts alleged in any claim which has been reported under any policy of which this policy is a renewal or replacement;

•	Any pending or prior litigation as of the inception date of this policy, or derived from the same facts as alleged in such pending or prior litigation, etc.;

•	Wrongful Act which Insured knew or should reasonably have foreseen at the inception date of this policy;

•	Pollutants, contamination;

•	Nuclear material, radioactive contamination;

•

Bodily injury, disease, death or emotional distress of any person, or damage to tangible property, loss of use of property, or injury from oral or written publication of a libel or slander, or material that violates a person’s right of privacy;

•	Any alleged Wrongful Act of any Subsidiary of which the insured did not own more than 50% of stock either directly or indirectly through its Subsidiaries.

2.	Special Exclusions (any loss related to following items) :

•	Punitive Damage

•	Nuclear Energy Liability

•	Mutual claim between Insureds

•	Claim of a large shareholder (one holding 15% or more of the outstanding shares)

•	Claim by a government entity

•	Professional Service liability

•	Section 16(b) of the Securities Exchange Act of 1934 or a similar law

•	ERISA(Employee Retirement Income Security Act)

•	The so called ‘Year 2000 Problem’

•	War & Terrorism

•	Asbestos/Mould liability

•	Patent / Copyright liability, etc.

D. Employees

(as of June 30, 2008)		(Unit: person, in millions of Won)
	Details of Employees				Total Salary in 2008 H1	Per Capita Salary	Average Service Year
Sex	Office Worker	Line Worker	Others	Total
Male	5,396	6,397	—	11,793	314,526	28.3	5.1
Female	414	4,634	—	5,048	96,639	19.4	3.1
Total	5,810	11,031	—	16,841	411,165	25.5	4.5

*	Directors and executive officers have been excluded.

E. Stock option

The following table sets forth certain information regarding our stock options as of June 30, 2008.

Executive Officers (including Former Officers)	Grant Date	Exercise Period		Exercise Price	Number of Granted Options	Number of Exercised Options	Number of Exercisable Options*
		From	To
Ron H.Wirahadiraksa	April 7, 2005	April 8, 2008	April 7, 2012	KRW 44,050	100,000	0	50,000
Duke M. Koo	April 7, 2005	April 8, 2008	April 7, 2012	KRW 44,050	40,000	0	20,000
Sang Deog Yeo	April 7, 2005	April 8, 2008	April 7, 2012	KRW 44,050	40,000	0	20,000
Jae Geol Ju	April 7, 2005	April 8, 2008	April 7, 2012	KRW 44,050	40,000	0	20,000
Total					220,000		110,000

*	When the increase rate of the Company’s share price is the same or less than the increase rate of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the initially granted shares are exercisable. Since the increase rate of the Company’s share price was lower than the increase rate of KOSPI during the period from April 7, 2005 to April 7, 2008, only 50% of the 220,000 initially granted shares are exercisable.

7. Financial Information

A. Financial highlights (Based on Non-consolidated, Korean GAAP)

	(Unit: In millions of Won)
Description	2008 H1	2007	2006	2005	2004
Current Assets	7,843,293	5,644,253	2,731,656	3,196,934	2,638,616
Quick Assets	6,650,057	4,963,657	1,996,280	2,725,169	2,170,617
Inventories	1,193,236	680,596	735,376	471,765	467,999
Non-current Assets	7,829,857	7,750,182	10,084,191	9,798,981	6,960,077
Investments	769,314	489,114	361,558	213,984	168,055
Tangible Assets	6,650,191	6,830,600	8,860,076	8,988,459	6,366,651
Intangible Assets	169,947	111,530	114,182	149,894	183,471
Other Non-current Asset	240,405	318,938	748,375	446,644	241,900
Total Assets	15,673,150	13,394,435	12,815,847	12,995,915	9,598,693
Current Liabilities	3,394,169	2,245,410	2,694,389	2,594,282	1,900,765
Non-current Liabilities	2,702,169	2,859,652	3,231,782	2,726,036	1,925,286
Total Liabilities	6,096,338	5,105,062	5,926,171	5,320,318	3,826,051
Capital Stock	1,789,079	1,789,079	1,789,079	1,789,079	1,626,579
Capital Surplus	2,311,071	2,311,071	2,275,172	2,279,250	1,012,271
Other Accumulated Comprehensive Income (Loss)	69,516	5,823	(13,948)	(1,418)	42,118
Retained Earnings	5,407,146	4,183,400	2,839,373	3,608,686	3,091,674
Total Shareholder’s Equity	9,576,812	8,289,373	6,889,676	7,675,597	5,772,642

Description	2008 H1	2007	2006	2005	2004
Sales Revenues	8,251,154	14,163,131	10,200,660	8,890,155	8,079,891
Operating Income (Loss)	1,779,499	1,491,135	(945,208)	447,637	1,640,708
Income (Loss) from continuing operation	1,492,108	1,344,027	(769,313)	517,012	1,655,445
Net Income (Loss)	1,492,108	1,344,027	(769,313)	517,012	1,655,445

B. R&D Expense

(1) Summary

		(Unit: In millions of Won)
	Account	2008 H1	2007	2006
	Material Cost	125,206	246,577	291,714
	Labor Cost	68,400	110,586	87,078
	Depreciation Expense	10,352	22,516	20,671
	Others	16,971	34,737	36,649
	Total R&D Expense	220,929	414,416	436,112
Accounting Treatment	Selling & Administrative Expenses	68,416	106,082	82,635
	Manufacturing Cost	152,513	308,334	353,477
	R&D Expense / Sales Ratio [Total R&D Expense/Sales for the period×100]	2.7%	2.9%	4.3%

(2) R&D achievements

[Achievements in 2004]

1) Development of 20.1-inch AMOLED

•	Joint development of 20.1-inch AMOLED with LG Electronics

•	Development of world’s largest 20.1-inch wide AMOLED based on LTPS technology

2) Development of copper bus line

•	Next generation LCD technology to significantly improve brightness, definition and resolution, etc.

3) Development and mass production of world’s largest TFT-LCD panel for full-HD TV (55-inch) in October 2004.

•	Stitch Lithography and Segmented Circuit Driving to cope with large-size LCD Panel

•	Achievement of high contrast ratio and fast response time through new technologies

•	Application of innovative panel technology to solve the weak point (gravity/touch stains) of large size

4) Development of ultra high resolution product (30-inch)

•	World’s first success in mass production of LCM applying Cu Line (source & gate area)

•	Achievement of ultra high resolution (2560x1600 : 101ppi)

5) Development of the world’s lowest power-consumption, 32-inch wide LCD TV model

•	Development of the world’s lowest power consumption, under 90W model (EEFL applied)

•	High contrast ratio, fast response time (DCR + ODC applied)

[Achievements in 2005]

6) Development of high luminance and high color gamut 17-inch wide LCD panel for notebook computer

•	World’s first 500nit luminance and 72% color gamut in 17-inch wide for notebook computer

•	Development of 6200nit luminance backlight

7) Development of world’s largest 10.1-inch Flexible Display

•	Joint development with E-ink Corporation

8) 37-inch, 42-inch, 47-inch full-HD model development, applying low resistance line (copper bus line)

•	World’s first mass production of copper bus line model

•	Realize full-HD Resolution (1920x1080)

9) 37-inch wide LCD model development which is the world’s best in power consumption

•	The lowest power consumption of below 120W (applying EEFL)

•	High contrast ratio, fast response time with DCR, ODC technology.

[Achievements in 2006]

10) Development of high brightness/color gamut 17-inch wide slim LCD for notebook computer

•	Slim model (10tg7t), featuring 500nit, NTSC 72%

•	Development of slim and high brightness backlight

11) World’s largest size 100-inch TFT-LCD development

•	High quality image without noise or signal distortion, applying low resistance copper bus line

•	High dignity picture for full-HD TV

12) 32-inch/42-inch HCFL Scanning Backlight applied LCD TV model development

•	Realization of MBR (Motion Blur Reduction) by application of Backlight Scanning technology

•	Lamp Quantity Reduction by HCFL (Hot Cathode Fluorescent Lamp) application

13) World’s largest 20.1-inch TFT-LCD for notebook computer development

•	S-IPS Mode, sRGB, Realization of DCR 3000:1 by backlight control, brightness 300nit

14) Ultra-slim TFT-LCD development for mobile phones

•	Realization of 1.3t by reducing light guide plate & glass thickness

15) The fast response 2.0-inch TFT-LCD development for mobile phones

•	Realization of high quality image by new liquid crystal development (25msg16ms)

16) Wide color gamut 30-inch wide TFT-LCD monitor development

•	Realization of 92% high color gamut by application of WCG CCFL

17) LGE Chassis integration model (Tornado) development (32-inch/37-inch/42-inch)

•	Maximized cost reduction by co-design with LGE & LPL

•	Improved product competitiveness by thin & light design

18) 32-inch 120Hz new-mode panel development

•	Cost reduction & spec. upgrade by new-mode panel

•	MBR (Motion Blur Reduction) by 120Hz driving

19) CI model development (new concept BL)

•	Cost reduction and productivity improvement by new concept backlight

[Achievements in 2007]

20) Development of first Poland model

•	32-inch HD model

21) Development of socket type backlight model

•	42-inch FHD model

•	47-inch HD/FHD model

22) Development of new concept backlight model

•	Development of 32-inch HD model

•	42/47-inch model under development

23) Development of interlace image sticking free technology and model

•	Improvement of low picture quality caused by TV interlace signals

24) Development of TFT-LCD with ODF (One Drop Filling) for mobile phone application

•	Our first ODF model for mobile phone application (1.52 inch)

25) Development of GIP (Gate in Panel) application model 15XGA

•	Removed gate drive IC: 3ea g 0ea

•	Reduction in net material costs and shortening of assembly process

26) 24-inch TN (92%) monitor model development

•	The world’s first large-size panel TN application

•	Realization of 92% high color gamut on the world’s largest TN panel

27) 15.4-inch LED backlight applied model development

•	The world’s first 15.4-inch wide LED-applied display panel for notebook computers

•	The world’s largest LED-applied panel for notebook computers

28) Development of FHD 120Hz display panel

•	37- to 47-inch FHD model

29) Development of backlight localization model

•	32-inch HD model

30) Development of enhanced Dynamic Contrast Ratio technology

•	32-inch HD model

•	Enhanced from 5000:1 to 10000:1

31) Development of technology that improves panel transmittance

•	Expected to be applied to new models

32) Development of THM (through-hole mounting) technology and model

•	37- to 47-inch model

•	Providing more mounting options to users

33) Development of the world’s first DRD (Double Rate Driving) technology-applied model

•	Source Drive IC reduction: 6ea g 3ea

•	Reduction in net material costs and shortening of assembly process

34) COG (Chip On Panel) applied model development

•	Development of thin and light LCD panels made possible by flat type structure

35) 26-inch/30-inch IPS 102% monitor model development

•	Development of 26-inch/30-inch IPS model that can realize 102% wide color gamut

36) 2.4-inch narrow bezel for Mobile Display

•

The borders on the left and right sides of this 2.4-inch qVGA-resolution (240RGB×320) LCD panel measure just 1mm each. This is approximately 50% thinner than most a-Si TFT LCD panels currently produced, which generally have borders measuring closer to 2mm

37) Development of 6-inch Electrophoretic Display Product (EDP) to be used in e-books. The first EPD product for LG Display

•	The first EDP to be developed and launched for e-books, the 6-inch SVGA-resolution (800RGBX600) EDP will be supplied to SONY

[Achievements in 2008]

38) 42FHD Ultra-Slim LCD TV development

•	Development of ultra-slim (19.8mm in thickness) 42-inch TV panel

39) 37FHD COF adoption LCD TV development

•	Cost reduction with TCP g COF change: $2.4 (as of March 2008)

40) Scanning Backlight Technology development

•	Achieve 6ms MPRT from 8ms

41) 24WUXGA monitor model development applying RGB LED backlight

•	High color gamut (NTSC > 105%), color depth (10 bit)

42) 13.3-inch notebook computer model development applying LED backlight

•	Thin & Light model development applying LED backlight and COG technology (3.5mm in thickness, 275g in weight)

43) IPS GIP technology development

•	Developed LCD industry’s first WUXGA GIP technology in wide view mode area (IPS, VA)

•	Comparative advantage in cost & transmittance over VA

44) 17.1-inch notebook computer model development applying RGB LED backlight

•	High color gamut (100%) notebook computer model development applied RGB LED backlight

45) Free Form LCD development (Elliptical, Circle)

•	Development of the world’s largest 6-inch elliptical and 1.4-inch circular-shaped LCD panels

•

Developing non-traditional shaped displays by applying (i) error-free, cutting-edge techniques to overcome technical limitations in making curved LCD panels, (ii) accumulated panel design knowledge and (iii) unique screen information processing algorithm

•

Potential applications of the elliptical-shaped LCD panels include digital photo frame, as well as instrument panels for automobiles and home electronics. The circular LCD panel is expected to make a huge impact in the design of small digital devices like mobile phones, watches and gaming devices.

46) 42HD power consumption saving technology development

•	Power consumption reduction using lamp mura coverage technology which reduces the number of lamps used for B/L from 18pcs(160W) to 9pcs(80W) in case of 42-inch HD LCD panels.

47) New liquid crystal development

•	CR: Up 5% compared with the MP level.

•	Material cost is same to the MP material.

48) New AG Polarizer development:

•	New Polarizer which has a low CR drop ratio under bright room condition

•	CR drop ratio under 1,500lux compared with dark room condition : 82% g 67%

49) PSM (Potential Sharing Method) technology development

•	(Improves the Yogore mura characteristics by applying a different electric circuit driving method)

•	The time for Yogore mura occurrence delayed by more than 50%

: Black line 1level base, 552Hrs, 720Hrs g 1,392Hrs, 2,064Hrsh

50) LED backlight 47FHD TV model in development

•	Development of next generation light source which enables realization of ultra slim LCD panels

C. Domestic Credit Rating

Subject	Month of rating	Credit rating	Rating agency (Rating range)
Corporate Debenture	March 2005	AA-	National Information & Credit Evaluation, Inc. (AAA ~ D)
	June 2005	AA-
	June 2006	AA-
	December 2006	A+
	June 2007	A+

	March 2005	AA-	Korea Investors Service, Inc. (AAA ~ D)
	June 2005	AA-
	June 2006	AA-
	January 2007	A+
	June 2007	A+

Commercial Paper	June 2005	A1	National Information & Credit Evaluation, Inc. (A1 ~ D)
	January 2006	A1
	June 2006	A1
	December 2006	A1
	June 2007	A1
	December 2007	A1

	June 2006	A1	Korea Investors Service, Inc. (A1 ~ D)
	January 2007	A1
	June 2007	A1
	December 2007	A1

D. Remuneration for directors in 2008 H1

		(Unit: In millions of Won)
Classification	Salary paid	Approved salary at shareholders meeting	Per capita average salary paid	Remarks
Inside Directors (4 persons)	1,540	13,400	385	—
Outside Directors (5 persons)	165		33	—

*	Period: January 1, 2008 ~ June 30, 2008
*	Salary paid is calculated on the basis of actually paid salary except accrued salary and severance benefits.

E. Derivative contracts

(1) Foreign currency forward contracts

						(Unit: In millions)
Contracting party	Selling position		Buying position		Contract foreign exchange rate	Maturity date	Purpose
ABN AMRO Bank and others	US$	611	KRW	626,374	KRW977.70 :US$1 ~ KRW1,053.40 :US$1	July 1, 2008 ~ November 17, 2008	Hedge of fair value

BNP Paribas and others	US$	94	JPY	10,000	JPY 104.63 :US$1 ~ JPY 107.79:US$1	July 14, 2008 ~ August 14, 2008	Hedge of fair value

BNP Paribas and others	US$	785	KRW	774,609	KRW 944.10 :US$1 ~ KRW 1,050.10:US$1	July 1, 2008 ~ December 31, 2008	Hedge of cash flow

CALYON Bank and others	KRW	38,470	JPY	4,000	9.58: JPY1~ 9.65: JPY1	July 14, 2008 ~ August 14, 2008	Hedge of cash flow

(2) Cross Currency Interest Rate Swap

					(Unit: In millions)
Contracting party	Contract amount			Contract interest rate	Maturity date	Purpose
Kookmin Bank and others	Buying position	US$	150	3M LIBOR ~ 3M LIBOR +0.53%	August 29,2011 ~ January 31, 2012	Hedge of fair value and cash flow
	Selling position	KRW	143,269	4.54% ~ 5.35%	August 29,2011 ~ January 31, 2012	Hedge of fair value and cash flow

(3) Interest Rate Swap

				(Unit: In millions)
Contracting party	Contract amount		Contract interest rate		Maturity date	Purpose
Standard Chartered First Bank Korea	US$	150	Floating Rate Receipt	6 Month Libor	May 21, 2009 ~ May 24, 2010	Hedge of cash flow
			Fixed Rate Payment	5.375% ~ 5.644%

(4) Currency Option

						(Unit: In millions)
Contracting party	USD Put Option Buying Position		USD Call Option Selling Position		Strike Price	Maturity date	Purpose
Citibank Korea and others	US$	330	US$	330	KRW 941.00:US$1 ~ KRW 999.10:US$1	July 9, 2008 ~ September 29, 2008	Hedge of fair value

F. Status of equity investment

•	Status of equity investment as of June 30, 2008:

Company	Total issued and outstanding shares	Number of shares owned by us	Ownership ratio
LG Display America, Inc.	5,000,000	5,000,000	100%
LG Display Japan Co., Ltd.	1,900	1,900	100%
LG Display Germany GmbH	960,000	960,000	100%
LG Display Taiwan Co., Ltd.	11,550,000	11,550,000	100%
LG Display Nanjing Co., Ltd.	*	*	100%
LG Display Hong Kong Co., Ltd.	115,000	115,000	100%
LG Display Shanghai Co., Ltd.	*	*	100%
LG Display Poland Sp. zo.o.	5,110,710	4,103,277	80%
LG Display Guangzhou Co., Ltd.	*	*	84%
LG Display Shenzhen Co., Ltd.	*	*	100%
Paju Electric Glass Co., Ltd.	3,600,000	1,440,000	40%
TLI Co., Ltd.	7,760,575	1,008,875	13%
AVACO Co., Ltd.	10,237,204	2,037,204	20%

*	No shares have been issued in accordance with the local laws and regulations.

LG DISPLAY CO., LTD.

(Formerly, LG.Philips LCD Co., Ltd.)

Interim Non-Consolidated Financial Statements

(Unaudited)

June 30, 2008

(With Independent Accountants’ Review Report Thereon)

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Interim Non-Consolidated Financial Statements

June 30, 2008

(Unaudited)

Independent Accountants’ Review Report

Based on a report originally issued in Korean

To the Stockholders and Board of Directors

LG Display Co., Ltd.:

We have reviewed the accompanying interim non-consolidated balance sheet of LG Display Co., Ltd. (formerly, LG.Philips LCD Co., Ltd.) (the “Company”) as of June 30, 2008, and the related interim non-consolidated statements of income for each of the three-month and six-month periods ended June 30, 2008, changes in stockholders’ equity and cash flows for the six-month period ended June 30, 2008. These interim non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these interim financial statements based on our review. The accompanying interim non-consolidated statements of income for each of the three-month and six-month periods ended June 30, 2007, changes in stockholders’ equity and cash flows for the six-month period ended June 30, 2007, presented for comparative purposes, were reviewed by Samil PricewaterhouseCoopers, whose report thereon dated July 25, 2007, stated that nothing had come to their attention that caused them to believe that these interim non-consolidated financial statements reviewed by them were not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

We conducted our review in accordance with the Review Standards for Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. These Standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review consists principally of inquiries of company personnel and analytical procedures applied to financial data and, thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the interim non-consolidated financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

The non-consolidated balance sheet of the Company as of December 31, 2007 and the related non-consolidated statements of income, appropriation of retained earnings, changes in stockholders’ equity and cash flows for the year then ended were audited by Samil PricewaterhouseCoopers and their report thereon, dated February 15, 2008, expressed an unqualified opinion. The accompanying non-consolidated balance sheet of the Company as of December 31, 2007, presented for comparative purposes, is not different from the above-stated non-consolidated balance sheet in all material respects.

As discussed in Note 2 (b) to the interim non-consolidated financial statements, accounting principles and review standards and their application in practice vary among countries. The accompanying interim non-consolidated financial statements are not intended to present the financial position, results of operations, changes in stockholders’ equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such interim non-consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying interim non-consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Interim Non-Consolidated Financial Statements

June 30, 2008

(Unaudited)

/s/ KPMG Samjong Accounting Corp.
Seoul, Korea
July 18, 2008

This report is effective as of July 18, 2008, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying interim non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Interim Non-Consolidated Balance Sheets

(Unaudited)

As at June 30, 2008 and December 31, 2007

In millions of Won, except share data	Note	2008		2007
Assets
Cash and cash equivalents		(Won)	804,128	1,109,749
Short-term financial instruments			2,945,000	785,000
Available-for-sale securities	3		74	63
Trade accounts and notes receivable, net	4, 18		2,231,588	2,462,946
Other accounts receivable, net	4		56,899	121,687
Accrued income, net	4		58,662	14,044
Advance payments, net	4		1,317	2,743
Prepaid expenses			58,698	33,475
Prepaid value added tax			157,172	94,564
Deferred income tax assets, net	13		334,099	330,277
Inventories, net	5		1,193,236	680,596
Other current assets			2,420	9,109

Total current assets			7,843,293	5,644,253

Long-term financial instruments			13	13
Equity-method investments	6		644,481	489,101
Available-for-sale securities	3		114,386	—
Long-term loans	18		10,434	—
Property, plant, and equipment, net	7		6,650,191	6,830,600
Intangible assets, net			169,947	111,530
Long-term other receivables, net	4		273	364
Long-term prepaid expenses			162,480	155,584
Deferred income tax assets, net	13		25,920	134,055
Non-current guarantee deposits			38,491	28,935
Other non-current assets			13,241	—

Total non-current assets			7,829,857	7,750,182

Total assets		(Won)	15,673,150	13,394,435

See accompanying notes to interim non-consolidated financial statements.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Interim Non-Consolidated Balance Sheets (continued)

(Unaudited)

As at June 30, 2008 and December 31, 2007

In millions of Won, except share data	Note	2008		2007
Liabilities
Trade accounts payable and notes payable	18	(Won)	1,091,587	980,566
Other accounts payable			1,098,669	554,920
Advances received			10,845	12,360
Withholdings			6,285	6,726
Accrued expenses			178,663	172,270
Income tax payable			298,230	72,342
Warranty reserve			51,357	49,295
Current portion of long-term debt and debentures, net of discounts	8, 9		560,096	350,281
Other current liabilities			98,437	46,650

Total current liabilities			3,394,169	2,245,410

Debentures, net of current portion and discounts on debentures	8		1,734,242	1,998,147
Long-term debt, net of current portion	9		865,768	807,510
Long-term accrued expenses	10		—	560
Accrued severance benefits, net			89,210	53,435
Other non-current liabilities			12,949	—

Total non-current liabilities			2,702,169	2,859,652

Total liabilities			6,096,338	5,105,062

Stockholders’ equity
Common stock, (Won)5,000 par value. Authorized 500,000,000 shares: issued and outstanding 357,815,700 shares in 2008 and 2007			1,789,079	1,789,079
Capital surplus			2,311,071	2,311,071
Accumulated other comprehensive income			69,516	5,823
Retained earnings			5,407,146	4,183,400

Total stockholders’ equity			9,576,812	8,289,373

Commitments and contingencies	11
Total liabilities and stockholders’ equity		(Won)	15,673,150	13,394,435

See accompanying notes to interim non-consolidated financial statements.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Interim Non-Consolidated Statements of Income

(Unaudited)

For the three-month and six-month periods ended June 30, 2008 and 2007

In millions of Won, except earnings per share	Note	For the three-month periods ended June 30			For the six-month periods ended June 30
		2008		2007	2008		2007
Sales	18, 19	(Won)	4,069,100	3,267,223	(Won)	8,251,154	5,873,586
Cost of sales	15, 18		3,046,306	2,995,651		6,133,171	5,713,555

Gross profit			1,022,794	271,572		2,117,983	160,031

Selling and administrative expenses	16, 18		191,579	132,892		338,484	258,644

Operating income (loss)			831,215	138,680		1,779,499	(98,613)

Interest income			52,209	11,510		90,686	18,878
Rental income			838	1,044		1,684	2,051
Foreign exchange gains			524,564	18,902		740,381	42,543
Gain on foreign currency translation			—	23,178		70,694	13,302
Equity income on investments			28,010	19,291		49,842	28,279
Gain on disposal of property, plant and equipment			1,450	626		1,727	2,127
Commission earned			6,887	11,826		9,015	17,796
Gains on redemption of debentures	8		172	—		188	—
Other income	18		2,490	1,702		9,070	3,982

Non-operating income			616,620	88,079		973,287	128,958

Interest expense			28,860	49,653		62,000	93,939
Foreign exchange losses			485,416	26,671		652,655	40,770
Loss on foreign currency translation			32,272	10,332		141,685	10,332
Donations			662	116		985	117
Loss on disposal of trade accounts and notes receivable	4		5,913	—		8,714	1,805
Equity losses on investments			2,572	17,463		16,958	12,233
Loss on disposal of property, plant and equipment			6	479		491	482
Impairment loss on property, plant and equipment			83	—		83	—
Nagetive reversal of bad debt			469	—		—	—
Loss on redemption of debentures	8		—	—		13	—
Other expense			—	1		—	1

Non-operating expenses			556,253	104,715		883,584	159,679

Income (loss) before income taxes			891,582	122,044		1,869,202	(129,334)
Income tax expense (benefit)	13		160,060	(106,443)		377,094	(189,222)

Net income		(Won)	731,522	228,487	(Won)	1,492,108	59,888

Earnings per share	17
Basic earnings per share		(Won)	2,044	639	(Won)	4,170	167

Diluted earnings per share		(Won)	1,999	631	(Won)	4,076	167

See accompanying notes to interim non-consolidated financial statements.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Interim Non-Consolidated Statements of Changes in Stockholders’ Equity

(Unaudited)

For the six-month periods ended June 30, 2008 and 2007

In millions of Won	Note	Capital Stock		Capital Surplus	Accumulated other comprehensive income (loss)	Retained earnings	Total
Balances at January 1, 2007		(Won)	1,789,079	2,275,172	(13,948)	2,839,373	6,889,676
Net income			—	—	—	59,888	59,888
Change in equity arising from application of equity method	14		—	—	9,181	—	9,181
Gain on valuation of cash flow hedges	12, 14		—	—	(12,094)	—	(12,094)
Loss on valuation of cash flow hedges	12, 14		—	—	3,370	—	3,370
Change in consideration for conversion rights			—	35,899	—	—	35,899

Balances at June 30, 2007			1,789,079	2,311,071	(13,491)	2,899,261	6,985,920

Balances at January 1, 2008			1,789,079	2,311,071	5,823	4,183,400	8,289,373
Cash dividend			—	—	—	(268,362)	(268,362)
Net income			—	—	—	1,492,108	1,492,108
Change in equity arising from application of equity method	14		—	—	76,064	—	76,064
Change in fair value of available-for-sale securities	3, 14		—	—	13,149	—	13,149
Gain on valuation of cash flow hedges	12, 14		—	—	(784)	—	(784)
Loss on valuation of cash flow hedges	12, 14		—	—	(24,736)	—	(24,736)

Balances at June 30, 2008		(Won)	1,789,079	2,311,071	69,516	5,407,146	9,576,812

See accompanying notes to interim non-consolidated financial statements.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Interim Non-Consolidated Statements of Cash Flows

(Unaudited)

For the six-month periods ended June 30, 2008 and 2007

In millions of Won	Note	2008		2007
Cash flows provided by operating activities:
Net income		(Won)	1,492,108	59,888
Adjustments for:
Depreciation			1,261,599	1,318,857
Amortization of intangible assets			24,796	22,448
Gain on disposal of property, plant and equipment, net			(1,236)	(1,645)
Impairment loss on property, plant and equipment			83	—
Loss on foreign currency translation, net			70,992	(3,559)
Amortization of discount on debentures, net			15,387	21,983
Gain on redemption of debentures, net			(175)	—
Provision for warranty reserve			41,761	28,945
Provision for severance benefits			44,447	39,429
Equity income on investments, net			(32,884)	(16,046)
Stock compensation cost			(560)	—

			1,424,210	1,410,412
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable and notes receivable			270,841	(560,800)
Decrease (increase) in inventories			(512,640)	(59,471)
Decrease (increase) in other accounts receivable			68,563	(431)
Decrease (increase) in accrued income			(44,618)	(2,941)
Decrease (increase) in advance payments			1,427	1,960
Decrease (increase) in prepaid expenses			(10,898)	(29,317)
Decrease (increase) in prepaid value added tax			(55,334)	(2,568)
Decrease (increase) in current deferred income tax			5,857	(267,947)
Decrease (increase) in other current assets			22,231	9,463
Decrease (increase) in long-term prepaid expenses			(21,222)	(45,835)
Decrease (increase) in long-term other receivables			91	—
Decrease (increase) in other non-current assets			(13,241)	—
Decrease (increase) in non-current deferred income tax			66,237	78,726
Increase (decrease) in trade accounts and notes payable			102,854	18,682
Increase (decrease) in other accounts payable			105,067	(33,290)
Increase (decrease) in advances received			(1,515)	6,596
Increase (decrease) in withholdings			(442)	2,629
Increase (decrease) in accrued expenses			6,393	20,483
Increase (decrease) in income tax payable			225,888	—
Increase (decrease) in warranty reserve			(30,035)	(20,702)
Increase (decrease) in other current liabilities			(20,617)	(5,887)
Accrued severance benefits transferred from affiliated company, net			2,201	2,020
Payment of severance benefits			(14,362)	(38,267)
Decrease (increase) in severance insurance deposits			3,455	8,573
Decrease (increase) in contribution to the National Pension Fund			33	65

			156,214	(918,259)

Net cash provided by operating activities		(Won)	3,072,532	552,041

See accompanying notes to interim non-consolidated financial statements.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Interim Non-Consolidated Statements of Cash Flows (continued)

(Unaudited)

For the six-month periods ended June 30, 2008 and 2007

In millions of Won	Note	2008		2007
Cash flows from investing activities:
Proceeds from maturity of short-term financial instruments		(Won)	685,000	—
Acquisition of short-term financial instruments			(2,845,000)	—
Acquisition of available-for-sale securities			(96,260)	—
Cash dividend received			10,725	1,440
Acquisition of equity method securities			(20,247)	(102,230)
Proceeds from disposal of property, plant and equipment			5,774	19,548
Acquisition of property, plant and equipment			(680,760)	(869,654)
Acquisition of intangible assets			(52,986)	(4,213)
Refund of non-current guarantee deposits			38	405
Long-term loans			(10,474)
Payment of non-current guarantee deposits			(9,593)	(775)
Government subsidy received			354	—

Net cash used in investing activities			(3,013,429)	(955,479)

Cash flows from financing activities:
Proceeds from debentures			—	508,997
Proceeds from long-term debt			—	273,014
Repayment of current portion of long-term debt			(46,836)	(25,211)
Redemption of debentures			(49,526)	—
Payment of cash dividend			(268,362)	—

Net cash provided by (used in) financing activities			(364,724)	756,800

Net increase (decrease) in cash and cash equivalents			(305,621)	353,362
Cash and cash equivalents at beginning of period			1,109,749	788,066

Cash and cash equivalents at end of period		(Won)	804,128	1,141,428

See accompanying notes to interim non-consolidated financial statements.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Interim Non-Consolidated Financial Statements

June 30, 2008

(Unaudited)

1	Organization and Description of Business

LG Display Co., Ltd. (formerly, LG.Philips LCD Co., Ltd.) (the “Company”) was incorporated in 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon transferred their respective Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) related business to the Company and its main business is to manufacture and sell TFT-LCD panels. In July 1999, LG Electronics Inc., and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Company changed its name to LG.Philips LCD Co., Ltd. However, on February 29, 2008, the Company changed its name from LG.Philips LCD Co., Ltd. to LG Display Co., Ltd. based upon the approval of shareholders at the general shareholders’ meeting on the same date as a result of the decrease in Philips’ share interest in the Company and the possibility of its business expansion to Organic Light Emitting Diode (“OLED”) and Flexible Display products. As of June 30, 2008, the majority of shares in the Company are owned by LG Electronics Inc. and Philips, 37.9% (135,625 thousand shares) and 13.2% (47,225 thousand shares), respectively.

As of June 30, 2008, the Company’s LCD Research & Development Center is located in Anyang, TFT-LCD manufacturing plants are located in Gumi and Paju and OLED manufacturing plant is located in Gumi. The Company’s overseas subsidiaries are located in the United States of America, Europe and Asia.

2	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements

(a)	Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its interim non-consolidated financial statements are same as those followed by the Company in its preparation of annual non-consolidated financial statements as of December 31, 2007 except for the application of the Statements of Korea Accounting Standard No. 2, Interim Financial Reporting.

(b)	Basis of Presenting Financial Statements

The Company maintains its accounting records in Korean Won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these interim non-consolidated financial statements are intended for use only by those who are informed about Korean accounting principles and practices. The accompanying interim non-consolidated financial statements have been translated into English from the Korean language interim non-consolidated financial statements.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Interim Non-Consolidated Financial Statements

June 30, 2008

(Unaudited)

3	Available-For-Sale Securities

Available-for-sale securities as of June 30, 2008 and December 31, 2007 are as follows:

In millions of Won	2008
	Acquisition cost		Unrealized gains(losses)
			Beginning balance	Changes in unrealized gains and losses, net	Realized gains on disposition	Net balance at end of period	Book value (fair value)
Current asset
Debt securities
Government bonds	(Won)	74	—	—	—	—	74
Non-current asset
Equity securities
HannStar Display Corporation(*)	(Won)	96,249	—	18,137	—	18,137	114,386

(*)	The Company purchased 180 million shares of non-voting mandatorily redeemable convertible preferred stock. The preferred stocks are convertible into common stocks of HannStar Display Corporation at a ratio of 1:1 at the option of the Company from issue date (February 28, 2008) to maturity (February 28, 2011).

The Company has a put option for total or partial cash redemption of convertible preferred stocks during the period between 18 months from issuance to 91 days prior to maturity and the issuer has a call option to repay, in cash, total preferred stocks during the period between 2 years from issuance to 90 days prior to maturity.

The abovementioned convertible preferred stocks have been privately issued under the Taiwanese Law, which restricts the sale of the preferred stocks (up to three years) and the stocks acquired through conversion are not to be traded in the Taiwanese stock exchange until the original maturity of the preferred stocks.

In millions of Won	2007
	Acquisition cost		Unrealized gains(losses)
			Beginning balance	Changes in unrealized gains and losses, net	Realized gains on disposition	Net balance at end of period	Book value (fair value)
Current asset
Debt securities
Government bonds	(Won)	63	—	—	—	—	63

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Interim Non-Consolidated Financial Statements

June 30, 2008

(Unaudited)

4	Receivables

The Company’s receivables, including trade accounts and notes receivable as of June 30, 2008 and December 31, 2007 are as follows:

In millions of Won	2008
	Gross amount		Allowance for doubtful accounts	Book value
Trade accounts and notes receivable	(Won)	2,237,574	5,986	2,231,588
Other accounts receivable		57,474	575	56,899
Accrued income		59,255	593	58,662
Advance payments		1,330	13	1,317
Long-term other receivable		276	3	273

In millions of Won	2007
	Gross amount		Allowance for doubtful accounts	Book value
Trade accounts and notes receivable	(Won)	2,468,085	5,139	2,462,946
Other accounts receivable		122,917	1,230	121,687
Accrued income		14,186	142	14,044
Advance payments		2,771	28	2,743
Long-term other accounts receivable		368	4	364

Certain trade accounts and notes receivable arising from export sales were sold to financial institutions of which (Won)839,943 million is current and outstanding as of June 30, 2008. For the six-month periods ended June 30, 2008 and 2007, the Company recognized (Won)8,714 million and (Won)1,805 million, respectively, as loss on disposition of trade accounts and notes receivable.

5	Inventories

Inventories as of June 30, 2008 and December 31, 2007 are as follows:

In millions of Won	2008
	Gross amount		Valuation loss	Book value
Finished goods	(Won)	608,695	20,189	588,506
Merchandise		667	—	667
Work-in-process		428,051	9,633	418,418
Raw materials		147,046	5,283	141,763
Supplies		72,543	28,661	43,882

	(Won)	1,257,002	63,766	1,193,236

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Interim Non-Consolidated Financial Statements

June 30, 2008

(Unaudited)

5	Inventories, Continued

In millions of Won	2007
	Gross amount		Valuation loss	Book value
Finished goods	(Won)	315,363	4,388	310,975
Work-in-process		216,258	7,590	208,668
Raw materials		110,652	2,604	108,048
Supplies		78,936	26,031	52,905

	(Won)	721,209	40,613	680,596

6	Investment in Equity Securities

During the three month period ended June 30, 2008, the Company acquired 1,008,875 common shares (13.0%) and 2,037,204 common shares (19.9%) of TLI Inc. and AVACO Co., Ltd. at (Won)14,074 million and (Won)6,173 million, respectively. Although the Company’s share interest in these investees are below 20%, the Company is able to exercise significant influence through its right to assign a director in the board of directors of the investees and, accordingly, the investment in these investees have been accounted for using the equity method.

7	Property, Plant and Equipment

Property, plant and equipment as of June 30, 2008 and December 31, 2007 are as follows:

In millions of Won	2008		2007
Acquisition cost:
Land	(Won)	358,253	314,550
Buildings		2,015,099	1,990,142
Structures		177,407	171,018
Machinery and equipment		14,362,226	14,220,650
Tools		100,122	115,943
Furniture and fixtures		444,347	436,509
Vehicles		10,797	10,291
Others		8,758	8,509
Machinery-in-transit		189,099	19,043
Construction-in-progress		1,367,650	739,579

		19,033,758	18,026,234

Less accumulated depreciation		(12,380,557)	(11,176,588)
Less accumulated impairment loss		(83)	(16,139)
Less government subsidies		(2,927)	(2,907)

Property, plant and equipment, net	(Won)	6,650,191	6,830,600

The Company capitalizes the interest expense and loss on foreign currency translation incurred on borrowings used to finance the cost of constructing facilities and equipment. Capitalized loss on foreign currency translation and interest expenses for the six-month period ended June 30, 2008 and the year ended December 31, 2007, amount to (Won)18,662 million and (Won)25,217 million, respectively.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Interim Non-Consolidated Financial Statements

June 30, 2008

(Unaudited)

8	Debentures

(a)	Details of debentures issued by the Company as of June 30, 2008 and December 31, 2007 are as follows:

In millions of Won

	Maturity	Annual interest rate	2008		2007
Local currency debentures
Public debentures	October 2008 ~ March 2010	3.50 ~ 5.00%	(Won)	1,130,000	1,180,000
Private debentures	December 2010 ~ June 2011	5.30 ~ 5.89%		600,000	600,000
Less discount on debentures				(6,477)	(9,526)
Less current portion of debentures				(478,701)	(249,110)

				1,244,822	1,521,364

Foreign currency debentures
Convertible bond	April 2012	zero coupon		511,555	511,555
Less discount on debentures				(2,002)	(2,237)
Less conversion right adjustment				(105,921)	(118,323)
Add redemption premium				85,788	85,788

				489,420	476,783

			(Won)	1,734,242	1,998,147

Principal of the local currency debentures are to be repaid at maturity and interests are paid quarterly. The Company has redeemed local currency debentures amounting to (Won)50,000 million for the six-month period ended June 30, 2008. As a result, the Company recognized gain and loss on redemption of debentures (Won)188 million and (Won)13 million, respectively.

(b)	Details of the convertible bond as of June 30, 2008 are as follows:

Terms and Conditions
Issue date	April 18, 2007
Maturity date	April 18, 2012
Conversion period	April 19, 2008 ~ April 3, 2012
Conversion price in Won	(Won) 48,760
Issued amount	USD 550 million

The bond will be repaid at 116.77% of their principal amount at maturity unless the put option of bondholders are exercised in which case the bondholders will be repaid at 109.75% of their principal amount on April 18, 2010.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Interim Non-Consolidated Financial Statements

June 30, 2008

(Unaudited)

8	Debentures, Continued

The Company is entitled to exercise a call option after three years from the date of issue at the amount of the principal and interest, calculated at 3.125% of the annual yield to maturity, from the issue date to the repayment date. The call option can be exercised only when the market price of the common shares on each of 20 trading days in 30 consecutive trading days ending on the trading day immediately prior to the date upon which notice of such redemption is published exceeds at least 130% of the conversion price. In addition, in the event that at least 90% of the initial principal amount of the bonds has been redeemed, converted, or purchased and cancelled, the remaining bonds may also be redeemed, at the Company’s option, at the amount of the principal and interest from the date of issue to the repayment date prior to their maturity.

Based on the terms and conditions of the bond, the conversion price was decreased from (Won)49,070 to (Won)48,760 per share due to payment of cash dividends of (Won)750 per share for the year ended December 31, 2007. The number of common shares to be issued if the outstanding convertible bonds are fully converted is as follows:

In Won and share

	June 30, 2008		December 31, 2007
Convertible bond amount (*)	(Won)	513,480,000,000	513,480,000,000
Conversion price	(Won)	48,760	49,070
Common shares to be issued		10,530,762	10,464,234

(*)	The exchange rate for the conversion is fixed at (Won)933.6 to USD 1.

(c)	Aggregate maturities of the Company’s debentures as of June 30, 2008 are as follows:

In millions of Won

Period	Debentures		Convertible bonds	Total
July 1, 2008 ~ June 30, 2009	(Won)	480,000	—	480,000
July 1, 2009 ~ June 30, 2010		650,000	—	650,000
July 1, 2010 ~ June 30, 2011		600,000	—	600,000
July 1, 2011 ~ June 30, 2012		—	597,343	597,343

	(Won)	1,730,000	597,343	2,327,343

In the above schedule, it was assumed that the convertible bonds will be repaid in full at maturity with redemption premium amounting to (Won)85,788 million.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Interim Non-Consolidated Financial Statements

June 30, 2008

(Unaudited)

9	Long-Term Debt

(a)	Long-term debt as of June 30, 2008 and December 31, 2007 is as follows:

In millions of Won

Lender	Annual interest rate*	2008		2007
Local currency loans
Korea Development Bank (“KDB”) and others	5.88 ~ 6.08%	(Won)	81,983		109,117
Shinhan Bank	3 year Korean Treasury Bond rate - 1.25%		18,982		18,982
Less current portion of long-term debt			(59,483)		(61,767)

		(Won)	41,482		66,332

Foreign currency loans
The Export-Import Bank of Korea	6ML+0.69 ~ 1.20%	(Won)	58,431		58,168
Korea Development Bank	3ML+0.66 ~ 1.35%		161,727		159,494
Kookmin Bank and others	3ML+0.35 ~ 0.53%		417,360		375,280
	6ML+0.41%		208,680		187,640

Foreign currency equivalent		USD	811	USD	832

Less current portion of long-term debt			(21,912)		(39,404)

		(Won)	824,286		741,178

*	ML represents Monthly LIBOR (London Inter-Bank Offered Rates).

(b)	Aggregate maturities of the Company’s long-term debt as of June 30, 2008 are as follows:

In millions of Won

Period	Local currency loans		Foreign currency loans	Total
July 1, 2008 ~ June 30, 2009	(Won)	59,483	21,912	81,395
July 1, 2009 ~ June 30, 2010		23,703	—	23,703
July 1, 2010 ~ June 30, 2011		3,669	219,114	222,783
July 1, 2011 ~ June 30, 2012		3,796	573,870	577,666
Thereafter		10,314	31,302	41,616

	(Won)	100,965	846,198	947,163

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Interim Non-Consolidated Financial Statements

June 30, 2008

(Unaudited)

10	Share-Based Payments

(a)	The terms and conditions of grants as of June 30, 2008 are as follows:

Descriptions
Settlement method	Cash settlement
Type of arrangement	Stock appreciation rights (granted to senior executives)
Date of grant	April 7, 2005
Weighted-average exercise price (*1)	(Won)44,050
Number of rights granted	450,000
Number of rights forfeited (*2)	230,000
Number of rights cancelled (*3)	110,000
Number of rights outstanding	110,000
Exercise period	From April 8, 2008 to April 7, 2012
Vesting conditions	Two years of service from the date of grant

(*1)	The exercise price at the grant date was (Won)44,260 per stock appreciation right (“SARs”). However, the exercise price was subsequently adjusted to (Won)44,050 due to additional issuance of common shares in 2005.
(*2)	SARs were forfeited in connection with senior executives who left the Company before meeting the vesting requirement.
(*3)	If the appreciation of the Company’s share price is equal or less than that of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the outstanding SARs are exercisable. As the actual increase rate of the Company’s share price for the three-year period ending April 7, 2008, was less than that of the KOSPI for the same three-year period, only 110,000 shares, 50% of the outstanding SARs as of June 30, 2008, are exercisable.

(b)	The changes in the number of share options outstanding for the six-month period ended June 30, 2008 and for the year ended December 31, 2007 are as follows:

In share

	Stock appreciation rights
	2008	2007
Balance at beginning of period	220,000	260,000
Forfeited or cancelled	110,000	40,000
Outstanding at end of period	110,000	220,000
Exercisable at June 30, 2008	110,000	—

(c)	The Company reversed accumulated stock compensation cost of (Won)560 million for the six-month period ended June 30, 2008 as the market price of the Company’s common share was less than the exercise price of a SARs.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Interim Non-Consolidated Financial Statements

June 30, 2008

(Unaudited)

11	Commitments and Contingencies

(a)	Commitments

Overdraft agreements and credit facility agreement

As of June 30, 2008, the Company has bank overdraft agreements with Woori Bank and other various banks amounting to (Won)59,000 million and has a revolving credit facility agreement with Shinhan Bank and several other banks totaling (Won)100,000 million and USD100 million.

Factoring and securitization of accounts receivable

As of June 30, 2008, the Company has agreements with Korea Development Bank and other several banks for U.S. dollar denominated accounts receivable negotiating facilities of up to an aggregate of USD1,596.5 million.

In October 2006, LG Display America, Inc., LG Display Germany GmbH, LG Display Shanghai Co., Ltd. and LG Display HongKong Co., Ltd. entered into a five-year accounts receivable selling program with Standard Chartered Bank, selling accounts receivable on a revolving basis, of up to USD600 million. The Company joined this program in April 2007. For the six-month period ended June 30, 2008, no accounts and notes receivable were sold that are past due.

Letters of credit

The Company has letters has agreements with Korea Exchange Bank and other banks in relation to the opening of letters of credit amounting to (Won)90,000 million and USD35.5 million.

Payment guarantees

The Company receives repayment guarantee from ABN AMRO Bank amounting to USD8.5 million relating to tax payments in Poland. As of June 30, 2008, the Company entered into a payment guarantee agreement with a syndicate of banks including Kookmin Bank and Societe Generale in connection with a EUR70 million term loan credit facility of LG Display Poland Sp. zo.o.

License agreements

As of June 30, 2008, in relation to its TFT-LCD business, the Company has technical license agreements with Hitachi, Ltd., and others and has a trademark license agreement with LG Corporation. The trademark license agreement with Koninklijke Philips Electronics N.V. has expired as of June 30, 2008.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Interim Non-Consolidated Financial Statements

June 30, 2008

(Unaudited)

11	Commitments and Contingencies, Continued

(b)	Contingencies

As of June 30, 2008, the Company is involved in several legal proceedings and claims arising in the ordinary course of business. The Company’s management does not expect that the outcome in these legal proceedings and claims, individually or collectively, will have any material adverse effect on the Company’s financial condition, results of operations or cash flows.

Patent infringement lawsuit against Chi Mei Optoelectronics Corp., and others

On December 1, 2006, the Company filed a complaint against Chi Mei Optoelectronics Corp., and AU Optronics Corp. alleging patent infringement related to liquid crystal display and manufacturing process for TFT-LCDs in the United States District Court for the District of Delaware. On March 8, 2007, AU Optronics Corp. countersued the Company in the United States District Court for the Western District of Wisconsin, but the case was transferred to the United States District Court for the District of Delaware due to the Company’s motion to transfer. On May 4, 2007, Chi Mei Optoelectronics Corp. countersued the Company for patent infringement in the United States District Court for the Eastern District of Texas, but, on March 31, 2008, the suit was transferred to the United States District Court for the District of Delaware according to the Company’s motion to transfer.

Intervention in Positive Technologies, Inc.’s patent infringement lawsuit

On April 14, 2006, Positive Technologies, Inc. filed a complaint in the United States District Court for the Eastern District of Texas against, among others, several of the Company’s customers, including BenQ America Corp., Hitachi America Ltd., Panasonic Corp. of North America, Philips Electronics North America Corp. and Toshiba America, Inc. for alleged infringement of two of its patents relating to LCD displays. Positive Technologies, Inc. is seeking, among other things, damages for past infringement. On March 7, 2007, the United States District Court for the Eastern District of Texas granted the Company’s intervention in the patent infringement case brought by Positive Technologies, Inc.

Anvik Corporation’s lawsuit for infringement of patent

On February 2, 2007, Anvik Corporation filed a patent infringement case against the Company, along with other LCD manufacturing companies, in connection with the usage of photo-masking equipment manufactured by Nikon Corporation.

Investigation on anti-competitive activities by authorities in Korea, Japan and U.S.

The Company is currently under investigation by the fair trade or antitrust authorities in Korea, Japan, U.S. and other markets with respect to possible anti-competitive activities in the LCD industry. As of June 30, 2008, the Company, along with a number of other companies in the LCD industry, has been named as defendants in a number of purported federal class actions in the United States alleging that the defendants violated the antitrust laws in connection with the sale of LCD panels. In February 2007, the Company and certain of its officers and directors have been named as defendants in a federal class action in the United States by the shareholders of the Company alleging violations of the U.S. Securities Exchange Act of 1934, as amended, by the Company and certain of its officers and directors in connection with possible anti-competitive activities in the LCD industry.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Interim Non-Consolidated Financial Statements

June 30, 2008

(Unaudited)

12	Derivative Instruments

(a)	Details of derivative instruments as of June 30, 2008 are as follows:

Hedging purpose	Derivative instrument
Hedge of fair value	Foreign Currency Forwards
Range Forward Options

Hedge of cash flows	Foreign Currency Forwards
Cross Currency Swap
Interest Rate Swap

(b)	Hedge of fair value

The Company enters into foreign currency forward and range forward option contracts to manage the exposure to changes in currency exchange rates of foreign currency denominated accounts receivable and accounts payable in accordance with its foreign currency risk management policy. Hedge accounting is not applied related to the abovementioned derivatives.

(i)	Foreign Currency Forwards

Details of foreign currency forwards outstanding as of June 30, 2008 are as follows:

In millions of Won, millions of JPY and thousands of USD, except forward rate and maturity date

Bank	Maturity date	Selling		Buying		Forward rate
ABN AMRO Bank and others	July 1, 2008 ~ November 17, 2008	USD	611,000	(Won)	626,374	(Won) 977.70 ~ (Won) 1053.40 : USD1
BNP PARIBAS Bank and others	July 14, 2008 ~ August 14, 2008	USD	94,414	JPY	10,000	JPY 104.63 ~ JPY 107.79 : USD1

(ii)	Range Forward Options

Details of range forward options outstanding as of June 30, 2008 are as follows:

In millions of Won and thousands of USD, except forward rate and maturity date

Bank	Maturity date	Selling		Buying		Forward rate
Citi Bank and others	July 9, 2008 ~ September 29, 2008	USD	330,000	USD	330,000	(Won) 941.00 ~ (Won) 999.10 : USD1

(iii)	Unrealized gains and losses related to the forward derivatives as of June 30, 2008 are as follows:

In millions of Won

Type	Unrealized gains		Unrealized losses
Foreign Currency Forwards	(Won)	843	13,265
Range Forward Options		—	28,307

The unrealized gains and losses are charged to operations as gains and losses on foreign currency translation for the six-month period ended June 30, 2008.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Interim Non-Consolidated Financial Statements

June 30, 2008

(Unaudited)

12	Derivative Instruments, Continued

(c)	Hedge of cash flows

The Company enters into foreign currency forward contracts to manage the exposure to changes in foreign currency related to purchase of raw materials and sale of products in accordance with its foreign currency risk management policy. In addition, the Company entered into cross currency swap and interest rate swap contracts to manage the exposure to changes in cash flows from changes in foreign currency exchange rates and interest rates related to floating rate notes.

Net unrealized gains and losses, net of related taxes, incurred relating to cash flow hedges from forecasted exports and the purchase of materials, were recorded as accumulated other comprehensive income. Unrealized gains and losses from the contracts that did not meet the requirements for a cash flow hedge were charged to operations as foreign currency translation gains and losses.

(i)	Foreign Currency Forwards

Details of foreign currency forwards outstanding as of June 30, 2008 are as follows:

In millions of Won, millions of JPY and thousands of USD, except forward rate and maturity date

Bank	Maturity date	Selling		Buying		Forward rate
BNP PARIBAS Bank and others	July 1, 2008 ~ December 31, 2008	USD	785,000	(Won)	774,609	(Won) 944.10 ~ (Won) 1050.10 : USD1
CALYON Bank and others	July 14, 2008 ~ August 14, 2008	(Won)	38,470	JPY	4,000	(Won) 9.58 ~ (Won) 9.65: JPY1

The net unrealized losses recorded, amounting to W44,889 million, under accumulated other comprehensive income, are expected to be recognized as realized gain and loss within the next twelve months.

(ii)	Cross Currency Swap

In millions of Won and thousands of USD, except forward rate and maturity date

Bank	Maturity date	Selling		Buying		Contract rate
Kookmin Bank and others	August 29, 2011 ~ January 31, 2012		—	USD	150,000	Receive floating rate	3M LIBOR ~ 3M LIBOR+0.53%
		(Won)	143,269		—	Pay fixed rate	4.54% ~ 5.35%

In relation to the abovementioned cross currency swap, unrealized losses amounting to W1,239 million, recorded as accumulated other comprehensive income, are expected to be charged to operations as gain and loss within the next twelve months.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Interim Non-Consolidated Financial Statements

June 30, 2008

(Unaudited)

12	Derivative Instruments, Continued

(iii)	Interest Rate Swap

In thousands of USD, except forward rate and maturity date

Bank	Maturity date	Contract amount	Contract rate
SC First Bank	May 21, 2009 ~ May 24, 2010	USD 150,000	Receive floating rate	6M LIBOR
			Pay fixed rate	5.375% ~ 5.644%

In relation to the abovementioned interest rate swap, unrealized losses amounting to W3,338 million, recorded as accumulated other comprehensive income, are expected to be charged to operations as gain and loss within the next twelve months.

(iv)	Unrealized gains and losses related to hedge of cash flows as of June 30, 2008 are as follows:

In millions of Won

Type	Unrealized gains		Unrealized losses	Cash flow hedge requirements
Foreign currency forwards	(Won)	985	45,874	Fulfilled
Cross currency swap(*)		—	4,568	Fulfilled
Interest rate swap		—	5,604	Fulfilled

(*)	The unrealized gains amounting to W15,780 that related to the hedge of foreign exchange rate risk are recognized as gains and losses in the non-consolidated statement of income in the current period.

(d)	Realized gains and losses related to derivative instruments for the six-month period ended June 30, 2008 are as follows:

In millions of Won

Hedge purpose	Type	Transaction gains		Transaction losses
Cash flow hedge	Cross currency swap	(Won)	145	419
Cash flow hedge	Interest rate swap		—	561
Cash flow hedge	Foreign currency forwards		3,606	60,943
Fair value hedge	Foreign currency forwards		5,493	69,709
Fair value hedge	Range forward options		2,441	40,613

The transaction gains and losses are charged to operations for the six-month period ended June 30, 2008.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Interim Non-Consolidated Financial Statements

June 30, 2008

(Unaudited)

13	Income Taxes

(a)	Income tax expense for the six-month period ended June 30, 2008 is as follows:

In millions of Won	2008
Current income taxes	(Won)	304,999
Change in deferred income taxes from temporary differences		(24,412)
Change in deferred income taxes from tax credit		128,725
Change in deferred income taxes charged directly to stockholders’ equity		(32,218)

Income tax expense	(Won)	377,094

(b)	Changes in accumulated temporary differences for the six-month period ended June 30, 2008 are as follows:

In millions of Won	January 1, 2008		Increase (decrease)	June 30, 2008
Inventories	(Won)	22,860	38,404	61,264
Equity method investments		(50,579)	(17,584)	(68,163)
Derivatives		15,561	9,389	24,950
Property, plant and equipment		176,626	10,207	186,833
Warranty reserve		49,295	15,831	65,126
Others		(4,724)	24,697	19,973

	(Won)	209,039	80,944	289,983

(c)	Changes in deferred income tax assets (liabilities) for the six-month period ended June 30, 2008 are as follows:

In millions of Won	January 1, 2008		Increase (decrease)	June 30, 2008	Current	Non- Current
Inventories	(Won)	5,726	11,122	16,848	16,848	—
Equity method investments		(13,960)	26,459	12,499	—	12,499
Derivatives		3,898	2,964	6,862	3,221	3,641
Property, plant and equipment		47,713	3,666	51,379	—	51,379
Warranty reserve		12,348	5,562	17,910	15,253	2,657
Others		(1,366)	6,857	5,491	2,312	3,179
Total		54,359	56,630	110,989	37,634	73,355

Deferred income taxes added to stockholders’ equity		6,303	(32,218)	(25,915)	21,520	(47,435)
Tax credit carryforwards		403,670	(128,725)	274,945	274,945	—

	(Won)	464,332	(104,313)	360,019	334,099	25,920

(d)	The Company’s statutory tax rate for the six-month periods ended June 30, 2008 and 2007 is 27.5%. Under the Foreign Investment Promotion Act of Korea, from September 1999, the Company is entitled to an exemption from income taxes in proportion to the percentage of foreign equity for seven years following the registration of each foreign equity investment, and at one-half of that percentage for the subsequent three years.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Interim Non-Consolidated Financial Statements

June 30, 2008

(Unaudited)

14	Comprehensive Income

Comprehensive income for the six-month periods ended June 30, 2008 and 2007 are as follows:

In millions of Won	2008		2007
Net income	(Won)	1,492,108	59,888
Change in equity arising from application of equity method, net of tax effect of (Won)(36,910) million in 2008 and (Won)1,526 million in 2007		76,064	9,181
Change in fair value of available-for-sale securities, net of tax effect of (Won)(4,988) million in 2008 and nil in 2007		13,149	—
Gain on valuation of cash flow hedges, net of tax effect of (Won)297 million in 2008 and (Won)4,587 million in 2007		(784)	(12,094)
Loss on valuation of cash flow hedges, net of tax effect of (Won)9,383 million in 2008 and (Won)(1,278) million in 2007		(24,736)	3,370

Comprehensive income	(Won)	1,555,801	60,345

15	Cost of Sales

Cost of sales for the six-month periods ended June 30, 2008 and 2007 is as follows:

In millions of Won	2008			2007
Finished goods	(Won)		5,998,747		5,703,195
Beginning balance of inventories		310,975		256,002
Cost of goods manufactured		6,276,278		5,814,469
Ending balance of inventories		(588,506)		(367,276)
Merchandise			122,508		—
Others			11,916		10,360

	(Won)		6,133,171		5,713,555

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Interim Non-Consolidated Financial Statements

June 30, 2008

(Unaudited)

16	Selling and Administrative Expenses

Selling and administrative expenses for the six-month periods ended June 30, 2008 and 2007 are as follows:

In millions of Won	2008		2007
Salaries	(Won)	53,910	33,602
Severance benefits		5,921	5,083
Other employee benefits		7,474	3,849
Shipping cost		61,959	70,818
Rent		2,162	1,851
Fees and commissions		30,141	26,591
Entertainment		1,198	739
Depreciation		3,775	2,295
Taxes and dues		1,910	883
Advertising		21,305	12,814
Sales promotion		4,415	9,135
Development costs		4,231	1,439
Research		64,185	49,588
Bad debt expenses		628	47
A/S		52,226	28,945
Others		23,044	10,965

	(Won)	338,484	258,644

17	Earnings Per Share

(a)	Basic earnings per share for the three-month and six-month periods ended June 30, 2008 and 2007 are as follows:

In millions of Won, except earnings per share and share information	For the three-month periods ended June, 30			For the six-month periods ended June, 30
	2008		2007	2008	2007
Net income	(Won)	731,522	228,486	1,492,108	59,888
Weighted-average number of common shares outstanding		357,815,700	357,815,700	357,815,700	357,815,700

Earnings per share	(Won)	2,044	639	4,170	167

There were no events or transactions that result in changes in the number of common shares used for calculating earnings per share.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Interim Non-Consolidated Financial Statements

June 30, 2008

(Unaudited)

17	Earnings Per Share, Continued

(b)	Diluted earnings per share for the three-month and six-month periods ended June 30, 2008 are as follows:

In millions of Won, except earnings per share and share information	For the three-month periods ended June, 30			For the six-month periods ended June, 30
	2008		2007	2008	2007
Net income	(Won)	731,522	228,486	1,492,108	59,888
Interest on convertible bond, net of tax		4,711	7,901	9,389	—
Adjusted income		736,233	236,387	1,501,497	59,888
Weighted-average number of common shares outstanding and common equivalent shares(*)		368,346,462	374,601,758	368,346,462	357,815,700

Diluted earnings per share	(Won)	1,999	631	4,076	167

For the six-month period ended June 30, 2007, diluted earnings per share is identical to basic earnings per share due to the anti-dilution effect of convertible bond.

(*)	Weighted-average number of common shares outstanding is calculated as follows:

In shares	For the three-month periods ended June, 30		For the six-month periods ended June, 30
	2008	2007	2008	2007
Weighted-average number of common shares (basic)	357,815,700	357,815,700	357,815,700	357,815,700
Effect of conversion of convertible bonds	10,530,762	16,786,058	10,530,762	—

Weighted-average number of common shares (diluted) at June 30, 2008	368,346,462	374,601,758	368,346,462	357,815,700

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Interim Non-Consolidated Financial Statements

June 30, 2008

(Unaudited)

17	Earnings Per Share, Continued

(c)	The conversion effect of the convertible bond for the six-month period ended June 30, 2008 is as follows:

In shares	For the three-month periods ended June, 30		For the six-month periods ended June, 30
	2008	2007	2008	2007(*)
Number of convertible bonds
Ist	—	8,276,681	—	—
2nd	10,530,762	10,464,234	10,530,762	—
Period
Ist	—	April 1, 2007 ~ June 30, 2007	—	—
2nd	April 1, 2008 ~ June 30, 2008	April 18, 2007 ~ June 30, 2007	January 1, 2008 ~ June 30, 2008	—
Weighted
Ist	—	91 days / 91 days	—	—
2nd	91 days / 91 days	74 days / 91 days	182 days / 182 days	—
Effect of conversion of convertible bonds
Ist	—	8,276,681	—	—
2nd	10,530,762	8,509,377	10,530,762	—

	10,530,762	16,786,058	10,530,762	—

(*)	For the six-month period ended June 30, 2007, there is no diluted shares due to the anti-dilution effect.

(d)	Earnings per share and diluted earnings per share for the three-month period ended March 31, 2008 and for the year ended December 31, 2007 are as follows:

In won	For the three-month period ended March 31, 2008	For the year ended December 31, 2007
Earnings per share	2,126	3,756
Diluted earnings per share	2,078	3,716

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Interim Non-Consolidated Financial Statements

June 30, 2008

(Unaudited)

18	Transactions and Balances with Related Companies

(a)	Details of the Company’s related parties as of June 30, 2008 are as follows:

Parent	Control relationship
LG Corp.	Company that has significant influence over the Company
LG Electronics Inc. (*1)	Controlling party

Controlled subsidiary	Ownership (%)
LG Display America, Inc.,	100%
LG Display Taiwan Co., Ltd.	100%
LG Display Japan Co., Ltd.	100%
LG Display Germany GmbH., LG.	100%
LG Display Nanjing Co., Ltd.	100%
LG Display Shanghai Co., Ltd.	100%
LG Display Hong Kong Co., Ltd.	100%
LG Display Poland Sp. zo.o.	80%
LG Display Guangzhou Co., Ltd.	84%
LG Display Shenzhen Co., Ltd.	100%
Global Professional Sourcing Co., Ltd.	70%(*2)

Other related parties	Relationship
Paju Electric Glass Co., Ltd.	Equity-method investee
TLI Inc.
AVACO Co., Ltd.

Dacom Multimedia Internet Corporation,

Dacom Crossing Corporation, Siltron Incorporated,

LG Management Development Institute Co., Ltd.,

LG Sports Ltd., LG CNS Co., Ltd., Serveone Co., Ltd.,

Hiplaza Co., Ltd., LG Dow Polycarbonate,

LG N-Sys Inc., LG MMA Corporation,

LG Innotek Co., Ltd., LG Powercom Corp.,

Seatek Co., Ltd., V-ENS Co., Ltd.,

Hi Business Logistics, Lusem Co., Ltd., CSLeader,

AIN Tele Service, Biztech&Ektimo Co. Ltd.,

LG Solar Energy Inc., Coca-Cola Beverage Co.,

LG CHEM Ltd., LG Dacom Corporation,

LG International Corp.,

LG Household & Health Care Ltd.,

LG Life Sciences, Ltd., LG Telecom Co., Ltd.

LG Micron Ltd., TWIN WINE,

Korea Commercial Vehicle Co., Ltd.

Ucess Partners Co., Ltd,

System Air-con Engineering Incorporation and others

Affiliates

(*1)	LG Electronics Inc. files consolidated financial statements.
(*2)	The Company’s subsidiary, LG Display Taiwan Co., Ltd., owns interest in Global Professional Sourcing Co., Ltd.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Interim Non-Consolidated Financial Statements

June 30, 2008

(Unaudited)

18	Transactions and Balances with Related Companies, Continued

Koninklijke Philips Electronics N.V., which had significant influence over the Company in 2007, sold its share interest in the Company resulting in decreased share interest to 13.2% (47,225 thousand shares) and resigned from the Company’s management. Accordingly, Koninklijke Philips Electronics N.V. was excluded from the companies that have significant influence over the Company as of June 30, 2008.

(b)	Significant transactions which occurred in the normal course of business with related companies for the six-month periods ended June 30, 2008 and 2007 are as follows:

In millions of Won	Sales and other			Purchases and other
	2008		2007	2008		2007
Controlling party	(Won)	633,771	427,742	(Won)	107,247	54,854
Companies that have significant influence over the Company		—	—		11,836	7,482
Overseas subsidiaries		6,720,360	4,857,886		255,333	170,712
Equity-method investee		—	—		228,815	115,563
Other related parties		167,299	77,446		1,379,051	883,480

	(Won)	7,521,430	5,363,074	(Won)	1,982,282	1,232,091

(c)	Account balances with related companies as of June 30, 2008 and December 31, 2007 are as follows:

In millions of Won	Trade accounts and notes receivable and other			Trade accounts and notes payable and other
	2008		2007	2008		2007
Controlling party	(Won)	236,094	124,560	(Won)	89,610	25,851
Companies that have significant influence over the Company		6,057	2,717		1,067	8,629
Overseas subsidiaries		1,536,134	1,921,164		92,578	67,342
Equity-method investee		—	—		41,985	30,291
Other related parties		88,876	52,097		498,797	344,757

	(Won)	1,867,161	2,100,538	(Won)	724,037	476,870

(d)	Key management compensation costs for the six-month periods ended June 30, 2008 and 2007, are as follows:

In millions of Won	2008		2007
Salaries	(Won)	875	838
Severance benefits		191	531
Incentive compensation		827	—

	(Won)	1,893	1,369

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Interim Non-Consolidated Financial Statements

June 30, 2008

(Unaudited)

19	Segment Information

The Company manufactures and sells TFT-LCD and AM-OLED products. Export sales represent approximately 93% of total sales for the six-month period ended June 30, 2008.

The following is a summary of sales by country based on the location of the customers for the six-month periods ended June 30, 2008 and 2007:

In millions of Won

	Domestic	Taiwan	Japan	America	China	Europe	Others in Asia	Others	Total
2008	575,188	2,039,500	761,104	1,082,255	1,604,288	1,253,649	819,433	115,737	8,251,154

2007	452,398	1,655,327	567,920	655,884	1,114,768	906,056	415,862	105,371	5,873,586

20	Supplemental Cash Flow Information

Significant transactions not affecting cash flows for the six-month periods ended June 30, 2008 and 2007 are as follows:

in millions of Won	2008		2007
Other accounts payable arising from purchase of property, plant and equipment	(Won)	405,371	(390,803)

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Interim Consolidated Balance Sheets

(Unaudited)

As at June 30, 2008 and December 31, 2007

In millions of Won, except share data	Note	2008		2007
Assets
Cash and cash equivalents		(Won)	890,034	1,196,423
Short-term financial instruments			2,945,000	785,000
Available-for-sale securities	4		74	63
Trade accounts and notes receivable, net	5,19		2,820,102	2,339,690
Other accounts receivable, net	5		52,817	97,098
Accrued income, net	5		58,526	13,949
Advance payments, net	5		1,511	2,783
Prepaid expenses			63,013	35,613
Prepaid value added tax			168,030	105,924
Deferred income tax assets, net	14		339,115	332,926
Inventories, net	6		1,386,935	823,924
Other current assets			5,191	12,740

Total current assets			8,730,348	5,746,133

Long-term financial instruments			13	13
Available-for-sale securities	4		114,386	1
Equity-method investments			43,421	24,704
Property, plant, and equipment, net	7		7,463,924	7,528,523
Intangible assets, net			181,860	123,111
Long-term other receivables, net	5		25,449	20,141
Long-term prepaid expenses			162,561	155,656
Deferred income tax assets, net	14		57,091	151,058
Non-current guarantee deposits			40,815	30,495
Other non-current assets			13,239	—

Total non-current assets			8,102,759	8,033,702

Total assets		(Won)	16,833,107	13,779,835

See accompanying notes to interim consolidated financial statements.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Interim Consolidated Balance Sheets (continued)

(Unaudited)

As at June 30, 2008 and December 31, 2007

In millions of Won, except share data	Note	2008		2007
Liabilities
Trade accounts payable and notes payable	19	(Won)	1,108,533	994,701
Other accounts payable			1,032,467	614,904
Short-term borrowings	10		850,752	4,660
Advances received			13,291	82,101
Unearned income			—	15,248
Withholdings			8,894	7,160
Accrued expenses			189,363	99,288
Income tax payable			303,071	78,133
Warranty reserve			51,357	49,295
Current portion of long-term debt and debentures, net of discount	9,10		605,288	409,082
Other current liabilities			98,439	46,650

Total current liabilities			4,261,455	2,401,222

Debentures, net of current portion and discounts on debentures	9		1,734,242	1,998,147
Long-term debt, net of current portion	10		1,085,463	993,785
Long-term other accounts payable	2		52,350	31,046
Long-term accrued expenses			17,481	12,680
Accrued severance benefits, net			89,500	53,496
Other non-current liabilities			32,575	—

Total non-current liabilities			3,011,611	3,089,154

Total liabilities			7,273,066	5,490,376

Stockholders’ equity
Controlling interest
Common stock, (Won)5,000 par value. Authorized 500,000,000 shares: issued and outstanding 357,815,700 shares in 2008 and 2007			1,789,079	1,789,079
Capital surplus			2,311,071	2,311,071
Accumulated other comprehensive income			68,648	5,823
Retained earnings			5,391,156	4,183,400

Total controlling interest			9,559,954	8,289,373
Minority interest			87	86

Total stockholders’ equity			9,560,041	8,289,459

Commitments and contingencies	12

Total liabilities and stockholders’ equity		(Won)	16,833,107	13,779,835

See accompanying notes to interim consolidated financial statements.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Interim Consolidated Statements of Income

(Unaudited)

For the six-month periods ended June 30, 2008 and 2007

In millions of Won, except earnings per share	Note	2008		2007
Sales	19,20	(Won)	8,246,957	6,077,037
Cost of sales	16,19		6,055,941	5,813,965

Gross profit			2,191,016	263,072

Selling and administrative expenses	17, 19		420,762	320,940

Operating income (loss)	20		1,770,254	(57,868)

Interest income			91,940	20,854
Rental income			1,684	2,050
Commission earned	19		4,261	10,613
Foreign exchange gains			872,976	85,631
Gain on foreign currency translation			100,877	23,690
Equity income on investments			4,229	2,176
Gain on disposal of property, plant and equipment			589	770
Reversal of allowance for doubtful accounts	5		106	—
Gain on redemption of debentures	9		188	—
Other income	19		8,251	5,377

Non-operating income			1,085,101	151,161

Interest expense			74,996	102,034
Foreign exchange losses			770,505	75,347
Loss on foreign currency translation			162,008	18,107
Donations			1,971	120
Loss on disposal of trade accounts and notes receivable			—	15,151
Loss on disposal of property, plant and equipment			675	2,876
Impairment loss on property, plant, and equipment			83	—
Other bad debt expenses			—	1,258
Loss on redemption of debentures	9		13	—
Other expenses			180	147

Non-operating expenses			1,010,431	215,040

Income (loss) before income taxes			1,844,924	(121,747)
Income tax expense (benefit)	14		368,805	(181,635)

Net income		(Won)	1,476,119	59,888

of Which :
Net income of the Controlling Company		(Won)	1,476,118	59,888

Net income of minority interest		(Won)	1	—

Earnings per share	18
Basic earnings per share		(Won)	4,125	167

Diluted earnings per share		(Won)	4,033	167

See accompanying notes to interim consolidated financial statements.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Interim Consolidated Statements of Changes in Stockholders’ Equity

(Unaudited)

For the six-month periods ended June 30, 2008 and 2007

In millions of Won	Note	Capital Stock		Capital Surplus	Accumulated other comprehensive income (loss)	Retained earnings	Minority interest	Total
Balances at January 1, 2007		(Won)	1,789,079	2,275,172	(13,948)	2,839,373	—	6,889,676
Net income			—	—	—	59,888	—	59,888
Change in cumulative translation adjustments	15		—	—	9,181	—	—	9,181
Gain on valuation of cash flow hedges	13,15		—	—	(12,094)	—	—	(12,094)
Loss on valuation of cash flow hedges	13,15		—	—	3,370	—	—	3,370
Change in consideration for conversion rights	13,15		—	35,899	—	—	—	35,899

Balances at June 30, 2007			1,789,079	2,311,071	(13,491)	2,899,261	—	6,985,920

Balances at January 1, 2008			1,789,079	2,311,071	5,823	4,183,400	86	8,289,459
Cash dividend			—	—	—	(268,362)	—	(268,362)
Net income			—	—	—	1,476,118	1	1,476,119
Change in cumulative translation adjustments	15		—	—	75,196	—	—	75,196
Change in fair value of available-for-sale securities	4,15		—	—	13,149	—	—	13,149
Gain on valuation of cash flow hedges	13,15		—	—	(784)	—	—	(784)
Loss on valuation of cash flow hedges	13,15		—	—	(24,736)	—	—	(24,736)

Balances at June 30, 2008		(Won)	1,789,079	2,311,071	68,648	5,391,156	87	9,560,041

See accompanying notes to interim consolidated financial statements.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Interim Consolidated Statements of Cash Flows

(Unaudited)

For the six-month periods ended June 30, 2008 and 2007

In millions of Won	Note	2008		2007
Cash flows provided by operating activities:
Net income		(Won)	1,476,119	59,888
Adjustments for:
Depreciation			1,354,215	1,382,286
Amortization of intangible assets			28,591	23,135
Loss on disposal of property, plant and equipment, net			86	2,106
Impairment loss on property, plant, and equipment			83	—
Loss on foreign currency translation, net			54,449	(7,135)
Amortization of discount on debentures, net			15,387	21,983
Gain on redemption of debentures, net			(175)	—
Provision for warranty reserve			41,761	31,084
Provision for severance benefits			44,684	39,444
Equity income on investments			(4,229)	(2,176)
Reversal of compensation expenses associated with stock option			(560)	—

			1,534,292	1,490,727
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable and notes receivable			(447,509)	(619,271)
Decrease (increase) in inventories			(563,011)	90,794
Decrease (increase) in other accounts receivable			49,638	19,648
Decrease (increase) in accrued income			(44,577)	(2,895)
Decrease (increase) in advance payments			1,272	(2,880)
Decrease (increase) in prepaid expenses			(13,075)	(28,941)
Decrease (increase) in prepaid value added tax			(54,831)	6,546
Decrease (increase) in current deferred income tax assets			3,491	(268,246)
Decrease (increase) in other current assets			9,867	9,527
Decrease (increase) in long-term prepaid expenses			(21,230)	(45,832)
Decrease (increase) in non-current deferred income tax			52,068	80,033
Decrease (increase) in long-term other receivables			(5,308)	—
Increase (decrease) in trade accounts and notes payable			112,274	32,090
Increase (decrease) in other accounts payable			10,946	(87,032)
Increase (decrease) in advances received			(68,810)	26,839
Increase (decrease) in unearned income			(15,248)	—
Increase (decrease) in withholdings			1,734	(13,699)
Increase (decrease) in accrued expenses			90,075	15,456
Increase (decrease) in income tax payable			224,938	(988)
Increase (decrease) in warranty reserve			(30,035)	(25,373)
Increase (decrease) in other current liabilities			(992)	(4,204)
Increase (decrease) in non-current deferred income tax liabilities			—	(8)
Increase (decrease) in long-term accrued expenses			885	706
Accrued severance benefits transferred from affiliated company, net			2,201	2,020
Payment of severance benefits			(14,606)	(38,272)
Decrease (increase) in severance insurance deposits			3,455	8,573
Decrease (increase) in contribution to the National Pension Fund			269	172
Decrease (increase) in cumulative translation adjustments, net			18,169	9,677

			(697,950)	(835,560)

Net cash provided by operating activities			2,312,461	715,055

See accompanying notes to interim consolidated financial statements.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Interim Consolidated Statements of Cash Flows (continued)

(Unaudited)

For the six-month periods ended June 30, 2008 and 2007

In millions of Won	Note	2008		2007
Cash flows from investing activities:
Proceeds from disposal of property, plant and equipment		(Won)	1,879	847
Proceeds from disposal of short-term financial instruments			685,000	—
Acquisition of short-term financial instruments			(2,845,000)	—
Acquisition of available-for-sale securities			(96,260)	—
Acquisition of equity-method investments			(20,247)	—
Decrease (increase) in guarantee deposits			(10,320)	149
Disposal of available-for-sale securities			1
Increase in short-term loans			(15)	(2)
Acquisition of property, plant and equipment			(764,533)	(993,919)
Acquisition of intangible assets			(52,986)	(12,091)
Receipt of government subsidy			354	—
Proceeds from dividend received from equity-method investments			5,760	1,440

Net cash used in investing activities			(3,096,367)	(1,003,576)

Cash flows from financing activities:
Proceeds from short-term borrowings			846,092	—
Proceeds from debentures			—	508,997
Proceeds from long-term debt			23,637	335,089
Increase in long-term other accounts payable			14,608	—
Repayment of short-term debt			—	(236,576)
Repayment of current portion of long-term debt			(88,932)	(35,708)
Redemption of debentures			(49,526)	—
Payment of cash dividend			(268,362)	—

Net cash provided by financing activities			477,517	571,802

Net increase (decrease) in cash and cash equivalents			(306,389)	283,281
Cash and cash equivalents at beginning of period			1,196,423	954,362

Cash and cash equivalents at end of period		(Won)	890,034	1,237,643

See accompanying notes to interim consolidated financial statements.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

June 30, 2008

(Unaudited)

1	Organization and Description of Business

The accompanying interim consolidated financial statements include the accounts of LG Display Co., Ltd. and its consolidated subsidiaries (collectively the “Company”). The general information of LG Display Co., Ltd. (the “Controlling Company”) and its consolidated subsidiaries is described below.

(a)	Description of the Controlling Company

LG Display Co., Ltd. (formerly, LG.Philips LCD Co., Ltd.) was incorporated in 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon transferred their respective Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) related business to the Controlling Company and its main business is to manufacture and sell TFT-LCD panels. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Controlling Company changed its name to LG.Philips LCD Co., Ltd. However, on February 29, 2008, the Controlling Company changed its name from LG.Philips LCD Co., Ltd. to LG Display Co., Ltd. based upon the approval of shareholders at the general shareholders’ meeting on the same date as a result of the decrease in Philips’ share interest in the Controlling Company and the possibility of its business expansion to Organic Light Emitting Diode (“OLED”) and Flexible Display products. As of June 30, 2008, the majority of shares in the Controlling Company are owned by LG Electronics Inc. and Philips, 37.9% (135,625 thousand shares) and 13.2% (47,225 thousand shares), respectively.

As of June 30, 2008, the Controlling Company’s LCD Research & Development Center is located in Anyang, TFT-LCD manufacturing plants are located in Gumi and Paju and OLED manufacturing plant is located in Gumi. The Controlling Company’s overseas subsidiaries are located in the United States of America, Europe and Asia.

(b)	Consolidated Subsidiaries

(i) LG Display America, Inc. (“LGDUS”, formerly, LG.Philips LCD America, Inc.)

LGDUS was incorporated in California, U.S.A., on September 24, 1999, to sell TFT-LCD products. As of June 30, 2008 and December 31, 2007, its capital stock amounted to USD5 million and is wholly owned by the Controlling Company.

(ii) LG Display Japan Co., Ltd. (“LGDJP”, formerly, LG.Philips LCD Japan Co., Ltd.)

LGDJP was incorporated in Tokyo, Japan, on October 12, 1999, to sell TFT-LCD products. As of June 30, 2008 and December 31, 2007, its capital stock amounted to JPY95 million and is wholly owned by the Controlling Company.

(iii) LG Display Germany GmbH (“LGDDG”, formerly, LG.Philips LCD Germany GmbH)

LGDDG was incorporated in Dusseldorf, Germany, on November 5, 1999, to sell TFT-LCD products. As of June 30, 2008 and December 31, 2007, its capital stock amounted to EUR1 million and is wholly owned by the Controlling Company.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

June 30, 2008

(Unaudited)

1	Organization and Description of Business

(b)	Consolidated Subsidiaries, Continued

(iv) LG Display Taiwan Co., Ltd. (“LGDTW”, formerly, LG.Philips LCD Taiwan Co., Ltd.)

LGDTW was incorporated in Taipei, Taiwan, on April 12, 1999, to sell TFT-LCD products and its shares were acquired by the Controlling Company in May 2000 from LG Electronics Inc. As of June 30, 2008 and December 31, 2007, its capital stock amounted to NTD116 million and is wholly owned by the Controlling Company.

(v) LG Display Nanjing Co., Ltd. (“LGDNJ”, formerly, LG.Philips LCD Nanjing Co., Ltd.)

LGDNJ was incorporated in Nanjing, China, on July 15, 2002, to manufacture and sell TFT-LCD products. As of June 30, 2008 and December 31, 2007, its capital stock amounted to CNY1,643 million and is wholly owned by the Controlling Company.

(vi) LG Display Hong Kong Co., Ltd. (“LGDHK”, formerly, LG.Philips LCD Hong Kong Co., Ltd.)

LGDHK was incorporated in Hong Kong on January 24, 2003, to sell the TFT-LCD products. As of June 30, 2008 and December 31, 2007, its capital stock amounted to HKD12 million and is wholly owned by the Controlling Company. LGDHK’s operations transferred to LG.Philips LCD Shenzhen in 2007 and LGDHK is expected to liquidate in 2008.

(vii) LG Display Shanghai Co., Ltd. (“LGDSH”, formerly, LG.Philips LCD Shanghai Co., Ltd.)

LGDSH was incorporated in Shanghai, China, on January 16, 2003, to sell TFT-LCD products. As of June 30, 2008 and December 31, 2007, its capital stock amounted to CNY4 million and is wholly owned by the Controlling Company.

(viii) LG Display Poland Sp. zo.o. (“LGDWR”, formerly, LG.Philips LCD Poland Sp. zo.o)

LGDWR was incorporated in Poland on September 6, 2005, to manufacture and sell TFT-LCD products. As of June 30, 2008 and December 31, 2007, its capital stock amounted to PLN511 million, and is 80.29% owned by the Controlling Company.

(ix) LG Display Guangzhou Co., Ltd. (“LGDGZ”, formerly, LG.Philips LCD Guangzhou Co., Ltd.)

LGDGZ was incorporated in Guangzhou, China, on June 30, 2006, to manufacture and sell TFT-LCD products. As of June 30, 2008 and December 31, 2007, its capital stock amounted to CNY678 million and CNY582 million, and is 84.21% and wholly owned by the Controlling Company, respectively.

(x) LG Display Shenzhen Co., Ltd. (“LGDSZ”, formerly, LG.Philips LCD Shenzhen Co., Ltd.)

LGDSZ was incorporated in Shenzhen, China on August 28, 2007, to sell TFT LCD products. As of June 30, 2008 and December 31, 2007, its capital stock amounted to CNY4 million, and is wholly owned by the Controlling Company.

(xi) Global Professional Sourcing Co., Ltd. (“GPS”)

GPS was incorporated in Taipei, Taiwan on September 11, 2007, to survey and identify potential local partners in the LCD industry. As of June 30, 2008 and December 31, 2007, its capital stock amounted to NTD10 million, and is 70% owned by LG Display Taiwan Co., Ltd.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

June 30, 2008

(Unaudited)

1	Organization and Description of Business, Continued

(c)	Equity-method Investment

(i) Paju Electric Glass Co., Ltd. (“PEG”)

PEG was incorporated in Paju, Korea, in January 2005, to produce electric glass. As of June 30, 2008 and December 31, 2007, its capital stock amounted to (Won)36,000 million and 40% of PEG is owned by the Controlling Company.

(ii) TLI Inc. (“TLI”)

TLI was incorporated in October 28, 1998, to manufacture and sell semiconductor parts for flat-panel display. In May 2008, the Controlling Company acquired 1,008,875 common shares of TLI Inc.(13%) at (Won)14,074 million through a stock purchase agreement for strategic alliance purposes.

(iii) AVACO CO., Ltd.(“AVACO”)

AVACO was incorporated in 2000, to manufacture and sell equipment for flat-panel display. In June 2008, the Controlling Company acquired 2,037,204 common shares of AVACO(19.9%) at (Won)6,173 million through a stock purchase agreement for strategic alliance purposes.

2	Summary of Consolidated Subsidiaries

Consolidated subsidiaries as of June 30, 2008, are as follows:

Overseas Subsidiaries	Total issued and outstanding shares	No of shares owned by the Company	Percentage of Ownership (%)
LG Display America, Inc.	5,000,000	5,000,000	100
LG Display Japan Co., Ltd.	1,900	1,900	100
LG Display Germany GmbH	960,000	960,000	100
LG Display Taiwan Co., Ltd.	11,550,000	11,550,000	100
LG Display Nanjing Co., Ltd.	(*1)	(*1)	100
LG Display Hong Kong Co., Ltd.	115,000	115,000	100
LG Display Shanghai Co., Ltd.	(*1)	(*1)	100
LG Display Poland Sp. zo.o.(*2)	5,110,710	4,103,277	80
LG Display Guangzhou Co., Ltd.(*3)	(*1)	(*1)	84
LG Display Shenzhen Co., Ltd.	(*1)	(*1)	100
Global Professional Sourcing Co., Ltd.	1,000,000	700,000	70

(*1)	No shares have been issued in accordance with the local laws and regulations.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

June 30, 2008

(Unaudited)

2	Summary of Consolidated Subsidiaries, continued

(*2) Toshiba Corporation (“Toshiba”) acquired 20% of LG Display Poland Sp. zo.o. (“LGDWR”) in December 2007. With the acquisition of the 20% interest, Toshiba and the Company entered into a derivative contract that is indexed to LGDWR’s equity shares. According to the contract, LGD has a call option to buy Toshiba’s 20% interest in LGDWR and Toshiba has a put option to sell its 20% interest in LGDWR to LGD under the same terms; the price of the call is equal to the price of the put option which is the total amount of Toshiba’s investment at cost. The call and put option is exercisable after five years from the date of acquisition and on each anniversary thereafter with no stated expiry date in whole or in part. Toshiba’s investment in LGDWR is regarded as a financing due to the options and recorded as long-term other accounts payable. Accordingly, LGDWR is consolidated as a wholly owned subsidiary in the consolidated financial statements.

(*3) Skyworth TV Holdings Limited (“Skyworth”) acquired 16% of equity interest in LG Display Guangzhou Co., Ltd.(LGDGZ) in June 2008. With the acquisition of the 16% interest, Skyworth and the Company entered into a derivative contract that is indexed to LGDGZ’s equity interest. According to the contract, LGD has a call option to buy Skyworth’s 16% interest in LGDGZ and Skyworth has a put option to sell its 16% interest in LGDGZ to LGD under the same terms; the price of the call is equal to the price of the put option which is the total amount of Skyworth’s investment at cost. The call and put option is exercisable after five years from the date of acquisition with no stated expiry date in whole or in part. Skyworth’s investment in LGDGZ is regarded as a financing due to the options and recorded as long-term other accounts payable. Accordingly, LGDGZ is consolidated as a wholly owned subsidiary in the consolidated financial statements.

A summary of the consolidated subsidiaries’ financial data as of and for the six-month period ended June 30, 2008, prior to the elimination of intercompany transactions is as follows:

In millions of Won	Total assets		Total liabilities	Total stockholders’ equity	Sales	Net Income (loss)
LG Display America, Inc.	(Won)	451,652	439,656	11,996	1,045,530	514
LG Display Japan Co., Ltd.		263,302	258,336	4,966	761,338	(1,784)
LG Display Germany GmbH		392,985	383,854	9,131	1,287,931	943
LG Display Taiwan Co., Ltd.		732,913	716,058	16,855	2,037,445	(1,572)
LG Display Nanjing Co., Ltd.		470,966	160,170	310,796	149,711	26,802
LG Display Hong Kong Co., Ltd.		3,434	168	3,266	—	55
LG Display Shanghai Co., Ltd.		432,766	432,379	387	993,661	(2,704)
LG Display Poland Sp. zo.o.		405,521	199,128	206,393	71,181	5,966
LG Display Guangzhou Co., Ltd.		172,370	93,818	78,552	30,060	4,340
LG Display Shenzhen Co., Ltd.		179,550	176,820	2,730	627,677	907

	(Won)	3,505,459	2,860,387	645,072	7,004,534	33,467

The financial data for LG Display Taiwan Co., Ltd. are based on its consolidated financial statements while the remaining subsidiaries are based on their non-consolidated financial statements.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

June 30, 2008

(Unaudited)

3	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements

(a)	Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its interim consolidated financial statements are the same as those followed by the Company in its preparation of annual consolidated financial statements as of December 31, 2007 except for the application of the Statements of Korea Accounting Standard No. 2, Interim Financial Reporting.

(b)	Basis of Presenting Financial Statements

The Company maintains its accounting records in Korean Won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these interim consolidated financial statements are intended for use only by those who are informed about Korean accounting principles and practices. The accompanying interim consolidated financial statements have been translated into English from the Korean language interim consolidated financial statements.

4	Available-For-Sale Securities

Available-for-sale securities as of June 30, 2008 and December 31, 2007 are as follows:

In millions of Won	2008
	Acquisition cost		Unrealized gains(losses)
			Beginning balance	Changes in unrealized gains and losses, net	Realized gains on disposition	Net balance at end of period	Book value (fair value)
Current asset
Debt securities
Government bonds	(Won)	74	—	—	—	—	74
Non-current asset
Equity securities
HannStar Display Corporation(*)	(Won)	96,249	—	18,137	—	18,137	114,386

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

June 30, 2008

(Unaudited)

4	Available-For-Sale Securities, Continued

(*) The Controlling Company purchased 180 million shares of non-voting mandatorily redeemable convertible preferred stock. The preferred stocks are convertible into common stocks of HannStar Display Corporation at a ratio of 1:1 at the option of the Controlling Company from issue date (February 28, 2008) to maturity (February 28, 2011).

The Controlling Company has a put option for total or partial cash redemption of convertible preferred stocks during the period between 18 months from issuance to 91 days prior to maturity and the issuer has a call option to repay, in cash, total preferred stocks during the period between 2 years from issuance to 90 days prior to maturity.

The abovementioned convertible preferred stocks have been privately issued under the Taiwanese Law, which restricts the sale of the preferred stocks (up to three years) and the stocks acquired through conversion are not to be traded in the Taiwanese stock exchange until the original maturity of the preferred stocks.

In millions of Won	2007
	Acquisition cost		Unrealized gains(losses)
			Beginning balance	Changes in unrealized gains and losses, net	Realized gains on disposition	Net balance at end of period	Book value (fair value)
Current asset
Debt securities
Government bonds	(Won)	63	—	—	—	—	63
Non-current asset
Equity securities
Others	(Won)	1					1

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

June 30, 2008

(Unaudited)

5	Receivables

The Company’s receivables, including trade accounts and notes receivable as of June 30, 2008 and December 31, 2007 are as follows:

In millions of Won	2008
	Gross amount		Allowance for doubtful accounts	Book value
Trade accounts and notes receivable	(Won)	2,832,288	12,186	2,820,102
Other accounts receivable		53,435	618	52,817
Accrued income		59,119	593	58,526
Advance payments		1,524	13	1,511
Long-term other accounts receivable		25,452	3	25,449

In millions of Won	2007
	Gross amount		Allowance for doubtful accounts	Book value
Trade accounts and notes receivable	(Won)	2,348,707	9,017	2,339,690
Other accounts receivable		98,341	1,243	97,098
Accrued income		14,091	142	13,949
Advance payments		2,811	28	2,783
Long-term other accounts receivable		20,145	4	20,141

Certain trade accounts and notes receivable arising from export sales were sold to financial institutions of which (Won)839,943 million is current and outstanding as of June 30, 2008. The transferred accounts receivable was recorded as short-term borrowings.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

June 30, 2008

(Unaudited)

6	Inventories

Inventories as of June 30, 2008 and December 31, 2007 are as follows:

In millions of Won	2008
	Gross amount		Valuation loss	Book value
Finished goods	(Won)	809,383	29,468	779,915
Merchandise		1,699	29	1,670
Work-in-process		428,051	9,633	418,418
Raw materials		147,046	5,283	141,763
Supplies		74,795	29,626	45,169

	(Won)	1,460,974	74,039	1,386,935

In millions of Won	2007
	Gross amount		Valuation loss	Book value
Finished goods	(Won)	460,756	7,722	453,034
Work-in-process		216,258	7,590	208,668
Raw materials		110,652	2,604	108,048
Supplies		80,205	26,031	54,174

	(Won)	867,871	43,947	823,924

7	Investment in Equity Securities

During the three month period ended June 30, 2008, the Controlling Company acquired 1,008,875 common shares (13.0%) and 2,037,204 common shares (19.9%) of TLI Inc. and AVACO Co., Ltd. at (Won)14,074 million and (Won)6,173 million, respectively. Although the Controlling Company’s share interests in these investees are below 20%, the Company is able to exercise significant influence through its right to assign a director in the board of directors of the investees and, accordingly, the investments in these investees have been accounted for using the equity method.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

June 30, 2008

(Unaudited)

8	Property, Plant and Equipment

Property, plant and equipment as of June 30, 2008 and December 31, 2007 are as follows:

In millions of Won	2008		2007
Acquisition cost:
Land	(Won)	386,419	336,434
Buildings		2,492,854	2,374,513
Structures		179,040	172,453
Machinery and equipment		15,017,928	14,740,001
Tools		194,391	192,817
Furniture and fixtures		485,231	469,256
Vehicles		15,778	14,463
Others		9,244	8,887
Machinery-in-transit		189,099	19,043
Construction-in-progress		1,382,209	745,606

		20,352,193	19,073,473

Less accumulated depreciation		(12,857,093)	(11,504,020)
Less accumulated impairment loss		(83)	(16,139)
Less government subsidies (*)		(31,093)	(24,791)

Property, plant and equipment, net	(Won)	7,463,924	7,528,523

(*)	The Company acquired land at EUR1 in 2006 and received cash grants which are intended to be used for the construction of a plant according to an investment agreement with the Polish Government. The land was recognized at fair value at the acquisition date, amounting to PLN 57,413 thousand ((Won) 28,166 million), and the corresponding amount less EUR1 was recognized as a deduction to land. The cash grants amounting to PLN40,012 thousand ((Won)19,626 million) were recorded as a other non-current liability due to the repayment contingency to be determined based on the level of employment and investment by 2012. Other government subsidies are related to purchase of buildings, structures and machinery and equipment.

The Company capitalizes the interest expense and loss on foreign currency translation incurred on borrowings used to finance the cost of constructing facilities and equipment. Capitalized loss on foreign currency translation and interest expenses for the six-month period ended June 30, 2008 and the year ended December 31, 2007, amount to (Won)18,662 million and (Won)25,217 million, respectively.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

June 30, 2008

(Unaudited)

9	Debentures

(a) Details of debentures issued by the Company as of June 30, 2008 and December 31, 2007 are as follows:

In millions of Won	Maturity	Annual interest rate	2008		2007
Local currency debentures
Public debentures	October 2008 ~ March 2010	3.50 ~ 5.00%	(Won)	1,130,000	1,180,000
Private debentures	December 2010 ~ June 2011	5.30 ~ 5.89%		600,000	600,000
Less discount on debentures				(6,477)	(9,526)
Less current portion of debentures				(478,701)	(249,110)

				1,244,822	1,521,364

Foreign currency debentures
Convertible bond	April 2012	zero coupon		511,555	511,555
Less discount on debentures				(2,002)	(2,237)
Less conversion right adjustment				(105,921)	(118,323)
Add redemption premium				85,788	85,788

				489,420	476,783

			(Won)	1,734,242	1,998,147

Principal of the local currency debentures are to be repaid at maturity and interests are paid quarterly. The Controlling Company has redeemed local currency debentures amounting to (Won)50,000 million for the six-month period ended June 30, 2008. As a result, the Company recognized gain and loss on redemption of debentures of (Won)188 million and (Won)13 million, respectively.

(b) Details of the convertible bond as of June 30, 2008 are as follows:

Terms and Conditions
Issue date	April 18, 2007
Maturity date	April 18, 2012
Conversion period	April 19, 2008 ~ April 3, 2012
Conversion price in Won	(Won)48,760
Issued amount	USD 550 million

The bond will be repaid at 116.77% of their principal amount at maturity unless the put option of bondholders are exercised in which case the bondholders will be repaid at 109.75% of their principal amount on April 18, 2010.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

June 30, 2008

(Unaudited)

9	Debentures, Continued

The Controlling Company is entitled to exercise a call option after three years from the date of issue at the amount of the principal and interest, calculated at 3.125% of the annual yield to maturity, from the issue date to the repayment date. The call option can be exercised only when the market price of the common shares on each of 20 trading days in 30 consecutive trading days ending on the trading day immediately prior to the date upon which notice of such redemption is published exceeds at least 130% of the conversion price. In addition, in the event that at least 90% of the initial principal amount of the bonds has been redeemed, converted, or purchased and cancelled, the remaining bonds may also be redeemed, at the Controlling Company’s option, at the amount of the principal and interest from the date of issue to the repayment date prior to their maturity.

Based on the terms and conditions of the bond, the conversion price was decreased from (Won)49,070 to (Won)48,760 per share due to payment of cash dividends of (Won)750 per share for the year ended December 31, 2007. The number of common shares to be issued if the outstanding convertible bonds are fully converted is as follows:

In Won and share	June 30, 2008		December 31, 2007
Convertible bond amount (*)	(Won)	513,480,000,000	513,480,000,000
Conversion price	(Won)	48,760	49,070
Common shares to be issued		10,530,762	10,464,234

(*)	The exchange rate for the conversion is fixed at (Won)933.6 to USD 1.

(c)	Aggregate maturities of the Company’s debentures as of June 30, 2008 are as follows:

In millions of Won
Period	Debentures		Convertible bonds	Total
July 1, 2008 ~ June 30, 2009	(Won)	480,000	—	480,000
July 1, 2009 ~ June 30, 2010		650,000	—	650,000
July 1, 2010 ~ June 30, 2011		600,000	—	600,000
July 1, 2011 ~ June 30, 2012		—	597,343	597,343

	(Won)	1,730,000	597,343	2,327,343

In the above schedule, it was assumed that the convertible bonds will be repaid in full at maturity with redemption premium amounting to (Won)85,788 million.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

June 30, 2008

(Unaudited)

10	Short-Term Borrowings and Long-Term Debt

(a)	Short-term borrowings as of June 30, 2008 and December 31, 2007 are as follows:

In millions
Lender	Annual interest rate(*)	2008		2007
Working capital
Korea Exchange Bank and others	LIBOR + 0.60 ~ 0.80%	(Won)	839,943	—
Foreign currency equivalent			USD 805	—

			839,943	—

Mizuho Bank and others	TIBOR + 0.39 ~ 0.40%		10,809	4,660
Foreign currency equivalent			JPY 1,101	JPY 556

			10,809	4,660

		(Won)	850,752	4,660

(*)	TIBOR represents Tokyo Inter-Bank Offered Rates.

(b)	Long-term debt as of June 30, 2008 and December 31, 2007 is as follows:

In millions
Lender	Annual interest rate(*)	2008		2007
Local currency loans
Korea Development Bank(“KDB”) and others	5.88 ~ 6.08%	(Won)	81,983	109,117
Shinhan Bank	3 year Korean Treasury Bond rate - 1.25%		18,982	18,982
Less current portion of long-term debt			(59,483)	(61,767)

			41,482	66,332

Foreign currency loans
Industrial and Commercial Bank of China and others	6ML + 0.50% ~ 0.68% 95% of the Basic Rate published by the People’s Bank of China 3M EURIBOR + 0.60%		264,887	245,076
The Export-Import Bank of Korea	6ML + 0.69 ~ 1.20%		58,431	58,168
Korea Development Bank	3ML + 0.66 ~ 1.35%		161,727	159,494
Kookmin Bank and others	3ML + 0.35 ~ 0.53%		417,360	375,280
	6ML + 0.41%		208,680	187,640
Foreign currency equivalent			USD 944	USD 978
			CNY 70	CNY 100
			EUR 70	EUR 70

Less current portion of long-term debt			(67,104)	(98,205)

			1,043,981	927,453

		(Won)	1,085,463	993,785

(*)	ML represents Monthly LIBOR (London Inter-Bank Offered Rates) and M EURIBOR represents Monthly EURIBOR (Euro Inter-Bank Offered Rates).

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

June 30, 2008

(Unaudited)

10	Short-Term Borrowings and Long-Term Debt, Continued

(c)	Aggregate maturities of the Company’s long-term debt as of June 30, 2008 are as follows:

In millions of Won Period	Local currency loans		Foreign currency loans	Total
July 1, 2008 ~ June 30, 2009	(Won)	59,483	67,104	126,587
July 1, 2009 ~ June 30, 2010		23,703	63,232	86,935
July 1, 2010 ~ June 30, 2011		3,669	295,515	299,184
July 1, 2011 ~ June 30, 2012		3,796	618,490	622,286
Thereafter		10,314	66,744	77,058

	(Won)	100,965	1,111,085	1,212,050

11	Share-Based Payments

(a)	The terms and conditions of grants as of June 30, 2008 are as follows:

Descriptions
Settlement method	Cash settlement
Type of arrangement	Stock appreciation rights (granted to senior executive)
Date of grant	April 7, 2005
Weighted-average exercise price (*1)	(Won)44,050
Number of rights granted	450,000
Number of rights forfeited (*2)	230,000
Number of rights cancelled (*3)	110,000
Number of rights outstanding	110,000
Exercise period	From April 8, 2008 to April 7, 2012
Vesting conditions	Two years of service from the date of grant

(*1)	The exercise price at the grant date was (Won)44,260 per stock appreciation right (“SARs”). However, the exercise price was subsequently adjusted to (Won)44,050 due to additional issuance of common shares in 2005.
(*2)	SARs were forfeited in connection with senior executives who left the Controlling Company before meeting the vesting requirement.
(*3)	If the appreciation of the Controlling Company’s share price is equal or less than that of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the outstanding SARs are exercisable. As the actual increase rate of the Company’s share price for the three-year period ending April 7, 2008, was less than that of the KOSPI for the same three-year period, only 110,000 shares, 50% of the outstanding SARs, as of June 30, 2008 are exercisable.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

June 30, 2008

(Unaudited)

11	Share-Based Payments, Continued

(b)	The change in the number of share options outstanding for the six-month period ended June 30, 2008 and for the year ended December 31, 2007 are as follows:

	Stock appreciation rights
In share	2008	2007
Balance at beginning of period	220,000	260,000
Forfeited or cancelled	110,000	40,000
Outstanding at end of period	110,000	220,000
Exercisable at June 30, 2008	110,000	—

(c)	The Controlling Company reversed accumulated stock compensation cost of (Won)560 million for the six-month period ended June 30, 2008 as the market price of the Controlling Company’s common share was less than the exercise price of a SARs.

12	Commitments and Contingencies

(a)	Commitments

Overdraft agreements and credit facility agreement

As of June 30, 2008, the Controlling Company has bank overdraft agreements with Woori Bank and other various banks amounting to (Won)59,000 million and has a revolving credit facility agreement with Shinhan Bank and several other banks totaling (Won)100,000 million and USD100 million.

Factoring and securitization of accounts receivable

As of June 30, 2008, the Controlling Company has agreements with Korea Development Bank and other several banks for U.S. dollar denominated accounts receivable negotiating facilities of up to an aggregate of USD1,596.5 million.

In October 2006, LG Display America, Inc., LG Display Germany GmbH and LG Display Shanghai Co., Ltd. and LG Display HongKong Co., Ltd. entered into a five-year accounts receivable selling program with Standard Chartered Bank, selling accounts receivable on a revolving basis, of up to USD600 million. The Controlling Company joined this program in April 2007. For the six-month period ended June 30, 2008, no accounts and notes receivable were sold that are past due.

In September 2006, LG Display Taiwan Co., Ltd. entered into an accounts receivable selling program with ChinaTrust Bank and another bank of up to USD587.5 million. At June 30, 2008, no accounts and notes receivable were sold that are past due.

Letters of credit

As of June 30, 2008, the Controlling Company has agreements with Korea Exchange Bank and other banks in relation to the opening of letters of credit amounting to (Won)90,000 million and USD35.5 million.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

June 30, 2008

(Unaudited)

12	Commitments and Contingencies, Continued

Payment guarantees

The Controlling Company receives repayment guarantees from ABN AMRO Bank amounting to USD8.5 million relating to tax payments in Poland. As of June 30, 2008, the Controlling Company entered into a payment guarantee agreement with a syndicate of banks including Kookmin Bank and Societe Generale in connection with a EUR70 million term loan credit facility of LG.Display Poland Sp. zo.o.

LG Display America, Inc. and other subsidiaries have entered into short-term credit facility agreements of up to USD57 million, EUR3.6 million, and JPY5,200 million with Comerica Bank and other various banks. LG Display Japan Co., Ltd. and LG Display Taiwan Co., Ltd. are provided with repayment guarantees from the Bank of Tokyo-Mitsubishi and ABN AMRO Bank amounting to JPY1,300 million and USD4 million, respectively, relating to their local tax payments.

License agreements

As of June 30, 2008, in relation to its TFT-LCD business, the Controlling Company has technical license agreements with Hitachi, Ltd., and others and has a trademark license agreement with LG Corporation. The trademark license agreement with Koninklijke Philips Electronics N.V. has expired as of June 30, 2008.

(b)	Contingencies

As of June 30, 2008, the Controlling Company is involved in several legal proceedings and claims arising in the ordinary course of business. The Controlling Company’s management does not expect that the outcome in these legal proceedings and claims, individually or collectively, will have any material adverse effect on the Controlling Company’s financial condition, results of operations or cash flows.

Patent infringement lawsuit against Chi Mei Optoelectronics Corp. and others

On December 1, 2006, the Controlling Company filed a complaint against Chi Mei Optoelectronics Corp., and AU Optronics Corp. alleging patent infringement related to liquid crystal display and manufacturing process for TFT-LCDs in the United States District Court for the District of Delaware. On March 8, 2007, AU Optronics Corp. countersued the Controlling Company in the United States District Court for the Western District of Wisconsin, but the case was transferred to the United States District Court for the District of Delaware due to the Controlling Company’s motion to transfer. On May 4, 2007, Chi Mei Optoelectronics Corp. countersued the Controlling Company for patent infringement in the United States District Court for the Eastern District of Texas, but, on March 31, 2008, the suit was transferred to the United States District Court for the District of Delaware according to the Controlling Company’s motion to transfer.

Intervention in Positive Technologies, Inc.’s patent infringement lawsuit

On April 14, 2006, Positive Technologies, Inc. filed a complaint in the United States District Court for the Eastern District of Texas against, among others, several of the Controlling Company’s customers, including BenQ America Corp., Hitachi America Ltd., Panasonic Corp. of North America, Philips Electronics North America Corp. and Toshiba America, Inc. for alleged infringement of two of its patents relating to LCD displays. Positive Technologies, Inc. is seeking, among other things, damages for past infringement. On March 7, 2007, the United States District Court for the Eastern District of Texas granted the Controlling Company’s intervention in the patent infringement case brought by Positive Technologies, Inc.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

June 30, 2008

(Unaudited)

12	Commitments and Contingencies, continued

Anvik Corporation’s lawsuit for infringement of patent

On February 2, 2007, Anvik Corporation filed a patent infringement case against the Company, along with other LCD manufacturing companies, in connection with the usage of photo-masking equipment manufactured by Nikon Corporation.

Investigation on anti-competitive activities by authorities in Korea, Japan and U.S.

The Company is currently under investigation by the fair trade or antitrust authorities in Korea, Japan, U.S. and other markets with respect to possible anti-competitive activities in the LCD industry. As of June 30, 2008, the Company, along with a number of other companies in the LCD industry, has been named as defendants in a number of purported federal class actions in the United States alleging that the defendants violated the antitrust laws in connection with the sale of LCD panels. In February 2007, the Company and certain of its officers and directors have been named as defendants in a federal class action in the United States by the shareholders of the Company alleging violations of the U.S. Securities Exchange Act of 1934, as amended, by the Company and certain of its officers and directors in connection with possible anti-competitive activities in the LCD industry.

13	Derivative Instruments

(a)	Details of derivative instruments as of June 30, 2008 are as follows:

Hedging purpose	Derivative instrument
Hedge of fair value	Foreign Currency Forwards
Range Forward Options

Hedge of cash flows	Foreign Currency Forwards
Cross Currency Swap
Interest Rate Swap

(b)	Hedge of fair value

The Controlling Company enters into foreign currency forward and range forward option contracts to manage the exposure to changes in currency exchange rates of foreign currency denominated accounts receivable and accounts payable in accordance with its foreign currency risk management policy. Hedge accounting is not applied related to the abovementioned derivatives.

(i) Foreign Currency Forwards

Details of foreign currency forwards outstanding as of June 30, 2008 are as follows:

In millions of Won, millions of JPY and thousands of USD, except forward rate and maturity date

Bank	Maturity date	Selling	Buying		Forward rate
ABN AMRO Bank and others	July 1, 2008 ~ November 17, 2008	USD 611,000	(Won)	626,374	(Won)977.70 ~ (Won) 1,053.40:USD1
BNP PARIBAS Bank and others	July 14, 2008~ August 14, 2008	USD 94,414		JPY 10,000	JPY 104.63 ~ JPY 107.79:USD1

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

June 30, 2008

(Unaudited)

13	Derivative Instruments, Continued

(ii) Range Forward Options

Details of range forward options outstanding as of June 30, 2008 are as follows:

In millions of Won and thousands of USD, except forward rate and maturity date

Bank	Maturity date	Selling	Buying	Forward rate
Citi Bank and others	July 9 , 2008 ~ September 29, 2008	USD 330,000	USD 330,000	(Won) 941.00 ~ (Won) 999.10:USD 1

(iii) Unrealized gains and losses related to hedge of fair value as of June 30, 2008 are as follows:

In millions of Won
Type	Unrealized gains		Unrealized losses
Foreign Currency Forwards	(Won)	843	13,265
Range Forward Options		—	28,307

The net unrealized losses are charged to operations as gains and losses on foreign currency translation for the six-month period ended June 30, 2008.

(c)	Hedge of cash flows

The Controlling Company enters into foreign currency forward contracts to manage the exposure to changes in foreign currency related to purchase of raw materials and sale of products in accordance with its foreign currency risk management policy. In addition, the Controlling Company entered into cross currency swap and interest rate swap contracts to manage the exposure to changes in cash flows from changes in foreign currency exchange rates and interest rates related to floating rate notes.

Net unrealized gains and losses, net of related taxes, incurred relating to cash flow hedges from forecasted exports and the purchase of materials, were recorded as accumulated other comprehensive income. Unrealized gains and losses from the contracts that did not meet the requirements for a cash flow hedge were charged to operations as foreign currency translation gains and losses.

(i) Foreign Currency Forwards

Details of foreign currency forwards outstanding as of June 30, 2008 are as follows:

In millions of Won, millions of JPY and thousands of USD, except forward rate and maturity date

Bank	Maturity date	Selling	Buying	Forward rate
BNP PARIBAS Bank and others	July 1, 2008 ~ December 31, 2008	USD 785,000	(Won)774,609	(Won)944.10 ~ (Won) 1,050.10:USD 1
CALYON Bank and others	July 14, 2008 ~ August 14, 2008	(Won)38,470	JPY 4,000	(Won)9.58 ~ (Won) 9.65: JPY1

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

June 30, 2008

(Unaudited)

13	Derivative Instruments, Continued

The net unrealized losses recorded, amounting to (Won)44,889 million, under accumulated other comprehensive income, are expected to be recognized as realized gain and loss within the next twelve months.

(ii) Cross Currency Swap

In millions of Won and thousands of USD, except forward rate and maturity date

Bank	Maturity date	Selling		Buying	Contract rate
Kookmin Bank and others	August 29, 2011 ~ January 31, 2012		—	USD150,000	Recieve floating rate	3M LIBOR ~ 3M LIBOR + 0.53%
		(Won)	143,269	—	Pay fixed rate	4.54% ~ 5.35%

In relation to the abovementioned cross currency swap, unrealized losses amounting to (Won)1,239 million, recorded as accumulated other comprehensive income, are expected to be charged to operations as gain and loss within the next twelve months.

(iii) Interest Rate Swap

In thousands of USD, except forward rate and maturity date

Bank	Maturity date	Contract amount	Contract rate
SC First Bank	May 21, 2009 ~ May 24, 2010	USD150,000	Receive floating rate	6M LIBOR
			Pay fixed rate	5.375% ~ 5.644%

In relation to the abovementioned interest rate swap, unrealized losses amounting to (Won)3,338 million, recorded as accumulated other comprehensive income, are expected to be charged to operations as gain and loss within the next twelve months.

(iv) Unrealized gains and losses related to hedge of cash flows as of June 30, 2008 are as follows:

In millions of Won
Type	Unrealized gains		Unrealized losses	Cash flow hedge requirements
Foreign currency forwards	(Won)	985	45,874	Fulfilled
Cross currency swap(*)		—	4,568	Fulfilled
Interest rate swap		—	5,604	Fulfilled

(*)	The unrealized gains amounting to (Won)15,780 that related to the hedge of foreign exchange rate risk are recognized as gains and losses in the consolidated statement of income in the current period.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

June 30, 2008

(Unaudited)

13	Derivative Instruments, Continued

(d)	Realized gains and losses related to derivative instruments for the six-month period ended June 30, 2008 are as follows:

In millions of Won
Hedge purpose	Type	Transaction gains		Transaction losses
Cash flow hedge	Cross currency swap	(Won)	145	419
Cash flow hedge	Interest rate swap		—	561
Cash flow hedge	Foreign currency forwards		3,606	60,943
Fair value hedge	Foreign currency forwards		5,493	69,709
Fair value hedge	Range forward options		2,441	40,613

The transaction gains and losses are charged to operations for the six-month period ended June 30, 2008.

14	Income Taxes

(a)	Income tax expense for the six-month period ended June 30, 2008 is as follows:

In millions of Won	2008
Current income taxes	(Won)	312,917
Change in deferred income taxes from temporary differences		(40,947)
Change in deferred income taxes from tax credit		128,725
Change in deferred income taxes charged directly to stockholders’ equity		(31,890)

Income tax expense	(Won)	368,805

(b)	Changes in accumulated temporary differences for the six-month period ended June 30, 2008 are as follows:

In millions of Won	January 1, 2008		Increase (decrease)	June 30, 2008
Inventories	(Won)	24,236	39,174	63,410
Derivatives		15,561	9,389	24,950
Property, plant and equipment		390,226	(61,135)	329,091
Warranty reserve		49,295	15,831	65,126
Others		32,537	(9,037)	23,500

	(Won)	511,855	(5,778)	506,077

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

June 30, 2008

(Unaudited)

14	Income Taxes, Continued

(c)	Changes in deferred income tax assets (liabilities) for the six-month period ended June 30, 2008 are as follows :

In millions of Won	January 1, 2008		Increase (decrease)	June 30, 2008	Current	Non-current
Inventories	(Won)	5,978	11,526	17,504	17,504	—
Derivatives		3,898	2,964	6,862	3,221	3,641
Property, plant and equipment		63,733	14,702	78,435	—	78,435
Warranty reserve		12,348	5,562	17,910	15,253	2,657
Others		(11,946)	38,083	26,137	6,672	19,465
Total		74,011	72,837	146,848	42,650	104,198
Deferred income taxes added to stockholders’ equity		6,303	(31,890)	(25,587)	21,520	(47,107)
Tax credit carryforwards		403,670	(128,725)	274,945	274,945	—

	(Won)	483,984	(87,778)	396,206	339,115	57,091

(d)	The Controlling Company’s statutory tax rate for the six-month periods ended June 30, 2008 and 2007 is 27.5%. Under the Foreign Investment Promotion Act of Korea, from September 1999, the Controlling Company is entitled to an exemption from income taxes in proportion to the percentage of foreign equity for seven years following the registration of each foreign equity investment, and at one-half of that percentage for the subsequent three years.

15	Consolidated Comprehensive Income

Consolidated comprehensive income for the six-month periods ended June 30, 2008 and 2007 are as follows:

In millions of Won	2008		2007
Net income	(Won)	1,476,119	59,888
Change in cumulative translation adjustments, net of tax effect of (Won)(36,582) million in 2008 and (Won)1,526 million in 2007		75,196	9,181
Change in fair value of available-for-sale securities, net of tax effect of (Won)(4,988) million in 2008 and Nil in 2007		13,149	—
Gain on valuation of cash flow hedges, net of tax effect of (Won)297 million in 2008 and (Won)4,587 million in 2007		(784)	(12,094)
Loss on valuation of cash flow hedges, net of tax effect of (Won)9,383 million in 2008 and (Won)(1,278) million in 2007		(24,736)	3,370

Comprehensive income	(Won)	1,538,944	60,345

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

June 30, 2008

(Unaudited)

16	Cost of Sales

Cost of sales for the six-month periods ended June 30, 2008 and 2007 is as follows:

In millions of Won	2008			2007
Finished goods	(Won)		5,928,563		5,800,973
Beginning balance of inventories		453,034		572,210
Cost of goods manufactured		6,255,444		5,761,958
Ending balance of inventories		(779,915)		(533,195)
Merchandise			118,040		—
Others			9,338		12,992

	(Won)		6,055,941		5,813,965

17	Selling and Administrative Expenses

Selling and administrative expenses for the six-month periods ended June 30, 2008 and 2007 are as follows:

In millions of Won	2008		2007
Salaries	(Won)	69,929	46,816
Severance benefits		6,159	5,098
Other employee benefits		9,814	5,948
Shipping cost		90,256	93,056
Rent		7,380	5,240
Fees and commissions		38,526	36,938
Insurance expenses		3,707	2,582
Entertainment		2,451	1,655
Depreciation		9,956	5,530
Traveling expenses		6,497	4,772
Training expenses		5,388	1,141
Taxes and dues		4,375	2,611
Advertising		21,341	12,867
Sales promotion		4,665	8,908
Development costs		4,231	1,456
Research		64,185	49,588
Bad debt expenses		2,154	—
A/S		56,148	31,083
Others		13,600	5,651

	(Won)	420,762	320,940

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

June 30, 2008

(Unaudited)

18	Earnings Per Share

(a) Basic earnings per share for the six-month periods ended June 30, 2008 and 2007 are as follows:

In Won, except share information	2008		2007
Net income	(Won)	1,476,118,880,812	59,887,768,558
Weighted-average number of common shares outstanding		357,815,700	357,815,700

Earnings per share	(Won)	4,125	167

There were no events or transactions that result in changes in the number of common shares used for calculating earnings per share.

(b)	Diluted earnings per share for the six-month periods ended June 30, 2008 are as follows:

In Won, except share information	2008
Net income	(Won)	1,476,118,880,812
Interest on convertible bonds, net of tax		9,388,942,093
Adjusted income		1,485,507,822,905
Weighted-average number of common shares outstanding and common equivalent shares(*)		368,346,462

Diluted earnings per share	(Won)	4,033

For the six-month period ended June 30, 2007, diluted income per share is identical to basic income per share due to the anti-dilution effect as a result of net income.

(*)	Weighted-average number of common shares outstanding calculated as follows:

In shares	2008
Weighted-average number of common shares (basic)	357,815,700
Effect of conversion of convertible bonds(**)	10,530,762

Weighted-average number of common shares (diluted) at June 30, 2008	368,346,462

(**)	The conversion effect of the convertible bond for the six-month period ended June 30, 2008 is as follows:

In shares	Descriptions
Number of convertible bonds	10,530,762
Period	January 1, 2008 ~ June 30, 2008
Weighted	182 days / 182 days
Effect of conversion of convertible bonds	10,530,762

(c)	Earnings per share and diluted earnings per share for the year ended December 31, 2007 were (Won)3,756 and (Won)3,716, respectively.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

June 30, 2008

(Unaudited)

19	Transactions and Balances with Related Companies

(a)	Details of the Company’s related parties as of June 30, 2008 are as follows:

Parent	Control relationship
LG Corp.	Company that has significant influence over the Company
LG Electronics Inc.(*)	Controlling party

Other related parties	Relationship
Paju Electric Glass Co., Ltd. TLI Inc. AVACO Co., Ltd	Equity-method investee

Dacom Multimedia Internet Corporation,

Dacom Crossing Corporation, Siltron Incorporated,

LG Management Development Institute Co., Ltd.,

LG Sports Ltd., LG CNS Co., Ltd., Serveone Co., Ltd.,

Hiplaza Co., Ltd., LG Dow Polycarbonate,

LG N-Sys Inc., LG MMA Corporation,

LG Innotek Co., Ltd., LG Powercom Corp.,

Seatek Co., Ltd., V-ENS Co., Ltd.,

Hi Business Logistics, Lusem Co., Ltd., CSLeader,

AIN Tele Service, Biztech&Ektimo Co. Ltd.,

LG Solar Energy Inc., Coca-Cola Beverage Co.,

LG CHEM Ltd., LG Dacom Corporation,

LG International Corp.,

LG Household & Health care Ltd., LG Life Sciences,

Ltd .LG Telecom Co., Ltd., LG Micron Ltd., TWIN WINE, Korea Commercial Vehicle Co., Ltd.

Ucess Partners Co., Ltd,

System Air-con Engineering Incorporation and others

Affiliates

(*)	LG Electronics Inc. files consolidated financial statements.

Koninklijke Philips Electronics N.V., which had significant influence over the Company in 2007, sold its share interest in the Company resulting in decreased share interest of 13.2% (47,225 thousand shares) and resigned from the Company’s management. Accordingly, Koninklijke Philips Electronics N.V. was excluded from the companies that have significant influence over the Company as of June 30, 2008.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

June 30, 2008

(Unaudited)

19	Transactions and Balances with Related Companies, continued

(b)	Significant transactions which occurred in the normal course of business with related companies, excluding consolidated subsidiaries, for the six-month periods ended June 30, 2008 and 2007 are as follows:

In millions of Won	Sales and other			Purchases and other
	2008		2007	2008		2007
Controlling party	(Won)	2,398,024	1,946,081	(Won)	107,258	54,862
Companies that have significant influence over the Company		—	—		11,836	7,482
Equity-method investee		—	—		228,815	115,563
Other related parties		1,031,351	410,686		1,438,707	985,794

	(Won)	3,429,375	2,356,767	(Won)	1,786,616	1,163,701

(c)	Account balances with related companies, excluding consolidated subsidiaries, as of June 30, 2008 and December 31, 2007 are as follows:

In millions of Won	Trade accounts and notes receivable and other			Trade accounts and notes payable and other
	2008		2007	2008		2007
Controlling party	(Won)	707,693	400,348	(Won)	96,067	26,003
Companies that have significant influence over the Company		6,057	259,580		1,067	8,654
Equity-method investee		—	—		41,985	30,291
Other related parties		332,258	114,539		517,393	371,079

	(Won)	1,046,008	774,467	(Won)	656,512	436,027

(d)	Key management compensation costs for the six-month periods ended June 30, 2008 and 2007 are as follows:

In millions of Won	2008		2007
Salaries	(Won)	875	838
Severance benefits		191	531
Incentives		827	—

	(Won)	1,893	1,369

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

June 30, 2008

(Unaudited)

19	Transactions and Balances with Related Companies, continued

(e)	Transactions between the Controlling Company and its consolidated subsidiaries for the six-month periods ended June 30, 2008 and 2007 are as follows:

In millions of Won	Sales and other income			Purchases and other expense
	2008		2007	2008		2007
LG Display America, Inc.	(Won)	1,091,111	655,839	(Won)	—	5
LG Display Taiwan Co., Ltd.		2,018,271	1,626,800		—	63
LG Display Japan Co., Ltd.		766,190	568,362		—	—
LG Display Germany GmbH		1,261,409	906,819		2,650	165
LG Display Nanjing Co., Ltd.		1,060	3,682		152,976	138,879
LG Display Shanghai Co., Ltd.		969,226	624,042		—	12
LG Display Hong Kong Co., Ltd.		—	466,239		—	8
LG Display Poland Sp. zo.o.		9,509	6,103		66,979	31,580
LG Display Guangzhou Co., Ltd.		203	—		32,728	—
LG Display Shenzhen Co., Ltd.		603,381	—		—	—

	(Won)	6,720,360	4,857,886	(Won)	255,333	170,712

(f)	Account balances between the Controlling Company and its consolidated subsidiaries, as of June 30, 2008 and 2007 are as follows:

In millions of Won	Trade accounts and notes receivable			Trade accounts and notes payable
	2008		2007	2008		2007
LG Display America, Inc.	(Won)	214,058	213,095	(Won)	148	—
LG Display Taiwan Co., Ltd.		502,392	494,084		14	13
LG Display Japan Co., Ltd.		180,041	154,182		1	1
LG Display Germany GmbH		238,092	549,987		2,652	3
LG Display Nanjing Co., Ltd.		3,302	10,191		31,806	44,636
LG Display Shanghai Co., Ltd.		290,988	247,679		—	—
LG Display Hong Kong Co., Ltd.		—	33		—	49
LG Display Poland Sp. zo.o.		1,036	14,310		42,802	22,170
LG Display Guangzhou Co., Ltd.		2,353	15,038		15,155	470
LG Display Shenzhen Co., Ltd.		103,872	222,565		—	—

	(Won)	1,536,134	1,921,164	(Won)	92,578	67,342

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

June 30, 2008

(Unaudited)

20	Segment Information

The Company manufactures and sells TFT-LCD and AM-OLED products. Export sales represent approximately 93% of total sales for the six-month period ended June 30, 2008.

The following is a summary of operations by region based on the location of the business for the six-month periods ended June 30, 2008:

In millions of Won	Korea			Asia	America	Europe	Consolidation Adjustment	Consolidation
	Domestic		Export
Total sales	(Won)	575,188	7,675,966	4,599,893	1,045,530	1,359,112	(7,008,732)	8,246,957
Inter-company sales		—	(6,710,189)	(225,319)	(760)	(72,464)	7,008,732	—

Net sales	(Won)	575,188	965,777	4,374,574	1,044,770	1,286,648	—	8,246,957

Operating income	(Won)		1,779,499	5,262	703	6,676	(21,886)	1,770,254

Total assets	(Won)		15,673,150	2,255,301	451,652	798,506	(2,345,502)	16,833,107

21	Supplemental Cash Flow Information

Significant transactions not affecting cash flows for the six-month periods ended June 30, 2008 and 2007 are as follows:

In millions of Won	2008		2007
Other accounts payable arising from purchase of property, plant and equipment	(Won)	372,587	(404,920)

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Interim Consolidated Balance Sheets

(Unaudited)

December 31, 2007 and June 30, 2008

(In millions of Korean Won, and thousands of U.S. dollars, except for share data)	2007		2008		2008 (note 1(c))
Assets
Current assets:
Cash and cash equivalents	(Won)	1,196,423	(Won)	890,034	$850,243
Short-term financial instruments		785,000		2,945,000	2,813,336
Accounts receivable, net (note 3)
Trade, net		1,565,223		1,774,094	1,694,778
Due from affiliates		774,467		1,046,008	999,243
Others, net		97,098		52,817	50,456
Prepaid expenses		41,435		68,835	65,758
Prepaid value added tax		105,924		168,030	160,518
Deferred income tax assets (note 11)		335,347		341,537	326,268
Inventories (note 5)		823,924		1,386,935	1,324,928
Available-for-sale securities (notes 4 and 16)		63		74	71
Other current assets (note 16)		29,472		66,317	63,351

Total current assets		5,754,376		8,739,681	8,348,950

Long-term prepaid expenses		181,511		185,504	177,211
Property, plant and equipment, net (notes 8 and 18)		7,591,654		7,530,597	7,193,921
Intangible assets, net		77,487		161,445	154,227
Deferred income tax assets (note 11)		160,464		47,428	45,308
Available-for-sale securities (notes 4 and 16)		1		113,297	108,232
Equity method investments (note 6)		24,704		43,421	41,480
Other non-current assets (note 16)		54,503		82,384	78,700

Total non-current assets		8,090,324		8,164,076	7,799,079

Total assets	(Won)	13,844,700	(Won)	16,903,757	$16,148,029

Liabilities, Minority Interest and Stockholders’ Equity
Current liabilities:
Trade accounts payable
Trade	(Won)	714,814	(Won)	781,933	$746,975
Due to affiliates		279,887		326,600	311,999
Other accounts payable (note 18)
Others		458,764		702,555	671,145
Due to affiliates		156,140		329,912	315,162
Short-term borrowings (notes 9 and 15)		4,660		850,752	812,717
Accrued expenses		99,288		190,016	181,521
Income taxes payable		78,133		303,071	289,521
Current portion of long-term debt and debentures (notes 10 and 16)		409,236		605,522	578,451
Other current liabilities (note 16)		248,377		176,984	169,071

Total current liabilities		2,449,299		4,267,345	4,076,562

Long-term debt, net of current portion (notes 10, 15 and 16)		3,044,252		2,925,351	2,794,565
Long-term other accounts payable (notes 1 and 16)		31,046		52,350	50,010
Long-term accrued expenses		17,828		17,481	16,699
Long-term unearned income		—		76,385	72,970
Accrued severance benefits, net		53,496		89,500	85,499
Other non-current liabilities (note 16)		—		12,949	12,370

Total non-current liabilities		3,146,622		3,174,016	3,032,113

Total liabilities		5,595,921		7,441,361	7,108,675

Minority interest (note 1)		86		87	83

Stockholders’ equity (note 12)
Common stock, (Won)5,000 par value. Authorized 500,000,000 shares; issued and outstanding 357,815,700 shares in 2007 and 2008		1,789,079		1,789,079	1,709,093
Capital surplus		2,249,637		2,253,444	2,152,698
Accumulated other comprehensive income		15,686		75,285	71,919
Retained earnings		4,194,291		5,344,501	5,105,561

Total stockholders’ equity		8,248,693		9,462,309	9,039,271

Commitments and contingencies (note 15)

Total liabilities, minority interest and stockholders’ equity	(Won)	13,844,700	(Won)	16,903,757	$16,148,029

See accompanying notes to interim consolidated financial statements.

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Interim Consolidated Statements of Income

(Unaudited)

Three-month and six-month periods ended June 30, 2007 and 2008

	Three Months Ended June 30,				Six Months Ended June 30,
(In millions of Korean Won, and thousands of U.S. dollars, except for earnings per share)	2007		2008		2007		2008		2008 (note 1(c))
Sales (note 17)
Related parties	(Won)	1,310,104	(Won)	2,608,674	(Won)	2,356,767	(Won)	3,429,375	$3,276,056
Others		2,044,477		1,602,672		3,720,270		4,817,582	4,602,199

		3,354,581		4,211,346		6,077,037		8,246,957	7,878,255

Cost of sales		3,033,197		3,073,435		5,792,138		6,037,997	5,768,052

Gross profit		321,384		1,137,911		284,899		2,208,960	2,110,203

Selling, general and administrative expenses		174,320		237,566		342,608		416,705	398,076

Operating income (loss)		147,064		900,345		(57,709)		1,792,255	1,712,127

Other income (expense)
Interest income		12,419		53,512		20,854		93,029	88,870
Interest expense		(50,386)		(37,515)		(97,362)		(73,005)	(69,741)
Foreign exchange gain (loss), net		25,610		(3,128)		23,275		(18,789)	(17,949)
Rental income		1,043		838		2,050		1,684	1,609
Others, net		11,175		4,042		13,331		8,576	8,193

Total other income (expense)		(139)		17,749		(37,852)		11,495	10,982

Income (loss) before income tax expense (benefit)		146,925		918,094		(95,561)		1,803,750	1,723,109
Income tax expense (benefit) (note 11)		(115,343)		172,663		(188,588)		385,177	367,957
Minority interest		—		1		—		1	1

Net income	(Won)	262,268	(Won)	745,430	(Won)	93,027	(Won)	1,418,572	$1,355,151

Earnings per share (note 14)
Basic earnings per share	(Won)	733	(Won)	2,083	(Won)	260	(Won)	3,965	$3.79

Diluted earnings per share	(Won)	715	(Won)	2,034	(Won)	260	(Won)	3,870	$3.70

See accompanying notes to interim consolidated financial statements.

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Interim Consolidated Statements of Stockholders’ Equity and Comprehensive Income

(Unaudited)

Six-month periods ended June 30, 2007 and 2008

	Common Stock			Capital Surplus						Accumulated Other Comprehensive Income (Loss)
(in millions of Korean Won except for number of shares)	Shares	Amount		Additional Paid-In Capital		Unearned Compensation		Retained Earnings				Total
Balance as of January 1, 2007	357,815,700	(Won)	1,789,079	(Won)	2,251,112	(Won)	(4,166)	(Won)	2,849,912	(Won)	(12,367)	(Won)	6,873,570

Stock compensation expense							1,214						1,214
Comprehensive income:
Net income									93,027				93,027
Cumulative translation adjustment											8,121		8,121
Net unrealized loss on derivative, net of tax											(11,104)		(11,104)

Total comprehensive income													90,044

Balance as of June 30, 2007	357,815,700	(Won)	1,789,079	(Won)	2,251,112	(Won)	(2,952)	(Won)	2,942,939	(Won)	(15,350)	(Won)	6,964,828

Balance as of January 1, 2008	357,815,700	(Won)	1,789,079	(Won)	2,251,112	(Won)	(1,475)	(Won)	4,194,291	(Won)	15,686	(Won)	8,248,693

Stock compensation expense							1,475						1,475
Payment of dividend									(268,362)				(268,362)
Change in conversion price of convertible bond					2,332								2,332
Comprehensive income:
Net income									1,418,572				1,418,572
Unrealized gain on available-for-sale securities											12,360		12,360
Cumulative translation adjustment											75,276		75,276
Net unrealized loss on derivative, net of tax											(28,037)		(28,037)

Total comprehensive income													1,478,171

Balance as of June 30, 2008	357,815,700	(Won)	1,789,079	(Won)	2,253,444	(Won)	—	(Won)	5,344,501	(Won)	75,285	(Won)	9,462,309

	Common Stock			Capital Surplus						Accumulated Other Comprehensive Income (Loss)
(in thousands of U.S. dollars) (Note 1 (c))	Shares	Amount		Additional Paid-In Capital		Unearned Compensation		Retained Earnings				Total
Balance as of January 1, 2008	357,815,700		$1,709,093		$2,150,470		$(1,409)		$4,006,774		$14,985		$7,879,913

Stock compensation expense							1,409						1,409
Payment of dividend									(256,364)				(256,364)
Change in conversion price of convertible bond					2,228								2,228
Comprehensive income:
Net income									1,355,151				1,355,151
Unrealized gain on available-for-sale securities											11,807		11,807
Cumulative translation adjustment											71,911		71,911
Net unrealized loss on derivative, net of tax											(26,784)		(26,784)

Total comprehensive income													1,412,085

Balance as of June 30, 2008	357,815,700		$1,709,093		$2,152,698		$—		$5,105,561		$71,919		$9,039,271

See accompanying notes to interim consolidated financial statements.

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Interim Consolidated Statements of Cash Flows

(Unaudited)

Six-month periods ended June 30, 2007 and 2008

(In millions of Korean Won, and thousands of U.S. dollars)	2007		2008		2008 (note 1(c))
Cash flows from operating activities:
Net income	(Won)	93,027	(Won)	1,418,572	$1,355,151
Adjustments for:
Depreciation		1,385,024		1,360,674	1,299,842
Amortization of intangible assets		3,813		7,661	7,318
Loss on disposal of property, plant and equipment, net		2,106		86	82
Impairment losses on property, plant, and equipment		—		83	79
Loss (gain) on foreign currency translation, net		(10,313)		114,579	109,456
Amortization of discount on debentures		17,499		13,396	12,797
Provision for warranty reserve		31,084		41,761	39,894
Provision for severance benefits		39,444		45,113	43,096
Deferred taxes		(192,827)		72,131	68,906
Minority interest		—		1	1
Others, net		4,028		(6,998)	(6,684)

Changes in operating assets and liabilities:
Increase in accounts receivable		(619,271)		(397,871)	(380,083)
Decrease (increase) in inventories		90,424		(563,011)	(537,840)
Decrease (increase) in other current assets		1,826		(102,433)	(97,853)
Increase in other non-current assets		(48,390)		(26,538)	(25,352)
Increase in trade accounts payable		32,090		112,274	107,254
Increase (decrease) in other accounts payable		(85,953)		10,946	10,457
Increase in accrued expenses		15,456		90,075	86,048
Increase (decrease) in other current liabilities		(18,669)		111,587	106,598
Decrease in other non-current liabilities		(24,062)		(7,796)	(7,447)

Net cash provided by operating activities		716,336		2,294,292	2,191,720

Cash flows from investing activities:
Acquisition of short-term financial instruments		—		(2,845,000)	(2,717,807)
Proceeds from disposal of short-term financial instruments		—		685,000	654,375
Acquisition of available-for-sale securities		—		(96,260)	(91,956)
Acquisition of property, plant and equipment		(993,919)		(764,533)	(730,353)
Proceeds from disposal of property, plant and equipment		847		1,879	1,795
Acquisition of intangible assets		(12,091)		(52,986)	(50,617)
Acquisition of equity method investments		—		(20,247)	(19,342)
Others, net		1,587		(4,220)	(4,031)

Net cash used in investing activities		(1,003,576)		(3,096,367)	(2,957,936)

Cash flows from financing activities:
Proceeds from short-term borrowings, net		(236,576)		846,092	808,265
Proceeds from issuance of long-term debts		844,086		23,637	22,580
Repayment of current portion of long-term debts and debentures		(35,708)		(88,932)	(84,956)
Early redemption of debentures		—		(49,526)	(47,312)
Increase in long-term other accounts payable		—		14,608	13,955
Payment of dividend		—		(268,362)	(256,364)

Net cash provided by financing activities		571,802		477,517	456,168

Effect of exchange rate changes on cash and cash equivalents		(1,281)		18,169	17,357
Net increase (decrease) in cash and cash equivalents		283,281		(306,389)	(292,691)
Cash and cash equivalents at beginning of period		954,362		1,196,423	1,142,934

Cash and cash equivalents at end of period	(Won)	1,237,643	(Won)	890,034	$850,243

See accompanying notes to interim consolidated financial statements.

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

(Unaudited)

June 30, 2007 and 2008

1.	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The unaudited interim consolidated financial statements of LG Display Co., Ltd. (formerly, LG.Philips LCD Co., Ltd.) (“LGD”) and its subsidiaries (collectively, the “Company”) have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) for the preparation of interim financial information. They do not include all information and notes required by U.S. GAAP in the preparation of annual consolidated financial statements. The information furnished in these unaudited interim statements reflects all adjustments that are, in the opinion of management, necessary for a fair statement of the results for the periods presented. These adjustments are of a normal recurring nature, unless otherwise disclosed. The results of operations in the interim statements do not necessarily indicate the results that may be expected for the full year. The accounting policies used in the preparation of the unaudited consolidated financial statements are the same as those described in LGD’s audited consolidated financial statements prepared in accordance with U.S. GAAP for the year ended December 31, 2007 except as discussed in note 2. The consolidated balance sheet as of December 31, 2007 is derived from the December 31, 2007 audited financial statements.

Toshiba Corporation (“Toshiba”) acquired 20% of LG Display Poland Sp. zo.o. (formerly, LG.Philips LCD Poland Sp. zo.o.) in December 2007. With the acquisition of the 20% interest, Toshiba and the Company entered into a derivative contract that is indexed to LG Display Poland Sp. zo.o.’s equity shares. According to the contract, LGD has a call option to buy Toshiba’s 20% interest in LG Display Poland Sp. zo.o. and Toshiba has a put option to sell its 20% interest in LG Display Poland Sp. zo.o. to LGD under the same terms, that is, the price of the call is equal to the price of the put option which is the total amount of Toshiba’s investment at cost. The call and put option is exercisable after five years from the date of acquisition and on each anniversary thereafter with no stated expiry date in whole or in part. In accordance with EITF 00-4, Majority Owner’s Accounting for a Transaction in the Shares of a Consolidated Subsidiary and a Derivative Indexed to the Minority Interest in That Subsidiary, LG Display Poland Sp. Zo.o is consolidated as a wholly owned subsidiary and Toshiba’s 20% interest in LG Display Poland Sp. zo.o. is accounted for as a financing by the Company and recorded as long-term other accounts payable in the amount of W39,144 million as of June 30, 2008.

Skyworth TV Holdings Limited (“Skyworth”) acquired 16% of LG Display Guangzhou Co., Ltd. (formerly, LG.Philips LCD Guangzhou Co., Ltd.) in June 2008. With the acquisition of the 16% interest, Skyworth and the Company entered into a derivative contract that is indexed to LG Display Guangzhou Co., Ltd.’s equity shares. According to the contract, LGD has a call option to buy Skyworth’s 16% interest in LG Display Guangzhou Co., Ltd. and Skyworth has a put option to sell its 16% interest in LG Display Guangzhou Co., Ltd. to LGD under the same terms, that is, the price of the call is equal to the price of the put option which is the total amount of Skyworth’s investment at cost. The call and put option is exercisable after five years from the date of acquisition with no stated expiry date in whole or in part. In accordance with EITF 00-4, Majority

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

(Unaudited)

June 30, 2007 and 2008

Owner’s Accounting for a Transaction in the Shares of a Consolidated Subsidiary and a Derivative Indexed to the Minority Interest in That Subsidiary, LG Display Guangzhou Co., Ltd. is consolidated as a wholly owned subsidiary and Skyworth’s 16% interest in LG Display Guangzhou Co., Ltd. is accounted for as a financing by the Company and recorded as long-term other accounts payable in the amount of (Won)11,635 million as of June 30, 2008.

(b)	Use of Estimates

The preparation of the interim consolidated financial statements, in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

(c)	United States Dollar Amounts

The Company operates primarily in Korea and its financial accounting records are maintained in Korean Won. These translations should not be construed as a representation that the Korean Won amounts shown could be converted, realized or settled in U.S. dollars at this or any other rate. The U.S. dollar amounts are provided herein as supplemental information solely for the convenience of the reader. Korean Won amounts are expressed in U.S. dollars at the rate of (Won)1,046.8 to USD 1, the U.S. Federal Reserve Bank of New York noon buying exchange rate in effect on June 30, 2008. The U.S. dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles in either Korea or the United States of America.

(d)	Recent Accounting Pronouncements

In December 2007, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 141(R), Business Combinations. SFAS No. 141(R) establishes principles and requirements for how the acquirer in business combinations should recognize and measure identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently in the process of evaluating the impact, if any, of adopting this standard.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements – An amendment of ARB No. 51. SFAS No. 160 requires that ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statements of financial position within equity, but separate from the parent’s equity. It also requires companies to clearly identify and present on the face of the consolidated statements of income, the amount of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of SFAS No. 160 will result in the reclassification of minority interests from long-term liabilities to

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

(Unaudited)

June 30, 2007 and 2008

stockholders’ equity. The balance at June 30, 2008 was (Won)87 million. The Company does not believe the adoption of SFAS No. 160 will have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities. The new standard is intended to help investors better understand how derivative instruments and hedging activities affect an entity’s financial position, financial performance and cash flows through enhanced disclosure requirements. The enhanced disclosures include, for example:

•	a tabular summary of the fair value of derivative instruments and their gains and losses;

•	disclosure of derivative features that are credit-risk-related to provide more information regarding an entity’s liquidity; and

•	cross-referencing within footnotes to make it easier for financial statement users to locate important information about derivative instruments.

SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently in the process of evaluating the impact, if any, of adopting this standard.

In April 2008, the FASB issued FASB Staff Position (FSP) FAS 142-3, Determination of the Useful Life of Intangible Assets. This FASB Staff Position (FSP) amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets. This FSP requires the following additional disclosures to be applied prospectively to all intangible assets.

•	The entity’s accounting policy on the treatment of costs incurred to renew or extend the term of a recognized intangible asset.

•	In the period of acquisition or renewal, the weighted-average period prior to the next renewal or extension (both explicit and implicit), by major intangible asset class.

•

For an entity that capitalizes renewal or extension costs, the total amount of costs incurred in the period to renew or extend the term of a recognized intangible asset for each period for which a statement of financial position is presented, by major intangible asset class.

•

If the effect of a change in either an intangible asset’s useful life or the expected likelihood of its renewal or extension would be material to the financial statements the criteria in AICPA Statement of Position (SOP) 94-6, Disclosure of Certain Significant Risks and Uncertainties, shall be considered met. Accordingly, an entity is required to provide disclosures about an estimate.

This FSP shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company is currently in the process of evaluating the impact, if any, of adopting this FSP.

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

(Unaudited)

June 30, 2007 and 2008

2.	Accounting Changes

Effective January 1, 2008, the Company adopted SFAS No. 157, Fair Value Measurement, and SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115.

The adoption of SFAS No. 157 and SFAS No. 159 did not have any effect on the Company’s consolidated financial statements at the date of adoption. For additional information, see Note 16 Fair Value of Assets and Liabilities.

3.	Accounts Receivable

The Company’s accounts receivable, including trade accounts and notes receivable as of December 31, 2007 and June 30, 2008 are as follows:

(in millions of Korean Won)	2007		2008
Trade	(Won)	1,574,240	1,786,280
Due from affiliates		774,467	1,046,008
Others		98,341	53,435

		2,447,048	2,885,723
Allowance for doubtful accounts		(10,260)	(12,804)

	(Won)	2,436,788	2,872,919

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

(Unaudited)

June 30, 2007 and 2008

4.	Available-for-sale Securities

Available-for-sale securities as of December 31, 2007 and June 30, 2008 are as follows:

	Acquisition			Carrying amount
(in millions of Korean Won)	Cost		Fair value	2007	2008
Debt securities:
HannStar Display Corporation(*)	(Won)	96,249	113,297	—	113,297
Government bonds		74	74	63	74
Equity securities:
Others		—	—	1	—

	(Won)	96,323	113,371	64	113,371

(*)	The Company purchased 180 million shares of non-voting mandatorily redeemable convertible preferred stock. The preferred stocks are convertible into common stocks of HannStar Display Corporation at a ratio of 1:1 at the option of the Company from issue date (February 28, 2008) to maturity (February 28, 2011). The Company has a put option for total or partial cash redemption of convertible preferred stocks during the period between 18 months from issuance to 91 days prior to maturity and the issuer has a call option to repay, in cash, total preferred stocks during the period between 2 years from issuance to 90 days prior to maturity. The abovementioned convertible preferred stocks have been privately issued under the Taiwanese Law, which restricts the sale of the preferred stocks and the stocks acquired through conversion are not to be traded in the Taiwanese stock exchange until the original maturity of the preferred stocks.

5.	Inventories

Inventories as of December 31, 2007 and June 30, 2008 are as follows:

(in millions of Korean Won)	2007		2008
Finished goods	(Won)	453,034	779,915
Merchandise		—	1,670
Work-in-process		208,668	418,418
Raw materials		108,048	141,763
Supplies		54,174	45,169

	(Won)	823,924	1,386,935

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

(Unaudited)

June 30, 2007 and 2008

6.	Investment in Equity Securities

During the three-month period ended June 30, 2008, the Company acquired 1,008,875 common shares (13.0%) and 2,037,204 common shares (19.9%) of TLI Inc. and AVACO Co., Ltd. at (Won)14,074 million and (Won)6,173 million, respectively. Although the Company’s share interests in these investees are below 20%, the Company is able to exercise significant influence through its right to assign a director in the board of directors of the investees and the Company is a significant customer of the investees. Accordingly, the investments in these investees have been accounted for using the equity method.

7.	Derivative Instruments and Hedging Activities

Derivatives for cash flow hedge

During the six-month periods ended June 30, 2007 and 2008, 182 and 138 foreign currency forward contracts were designated as cash flow hedges, respectively. During the six-month periods ended June 30, 2007 and 2008, these cash flow hedges were fully effective and changes in the fair value of the derivatives of (Won)4,498 million and (Won)(44,889) million, respectively, were recorded in other comprehensive income. The deferred loss of (Won)32,545 million, net of tax, for derivatives designated as cash flow hedges are expected to be reclassified into earnings within the next twelve months.

Derivatives for trading

For the six-month periods ended June 30, 2007 and 2008, the Company recorded realized net exchange loss of (Won)6,491 million and (Won)103,223 million, respectively, on derivative contracts designated for trading upon settlement.

In addition, for the six-month periods ended June 30, 2007 and 2008, the Company recorded net unrealized gain of (Won)280 million and loss of (Won)25,231 million, respectively, relating to these derivative contracts designated for trading.

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

(Unaudited)

June 30, 2007 and 2008

8.	Property, Plant and Equipment

Property, plant and equipment as of December 31, 2007 and June 30, 2008 are as follows:

(in millions of Korean Won)	2007		2008
Land	(Won)	342,253	392,594
Buildings		2,615,087	2,742,751
Machinery and equipment		14,842,378	15,144,555
Tools, furniture, fixtures and vehicles		708,741	727,605
Machinery-in-transit		19,422	188,879
Construction-in-progress		753,249	1,380,311

		19,281,130	20,576,695
Accumulated depreciation		(11,689,476)	(13,046,098)

	(Won)	7,591,654	7,530,597

9.	Short-Term Borrowings

Short-term borrowings as of December 31, 2007 and June 30, 2008 are as follows:

(in millions of Korean Won)	2007		2008
Export bill discount, principally from banks :
with interest rate of LIBOR + 0.60 ~ 0.80%	(Won)	—	839,943
Loans, principally from banks:
with interest rate of TIBOR + 0.39 ~ 0.40%		4,660	10,809

	(Won)	4,660	850,752

10.	Long-Term Debt

Long-term debt as of December 31, 2007 and June 30, 2008 are as follows:

(in millions of Korean Won)	2007		2008
Won denominated debt :
Unsecured loans, representing obligations principally to banks:
Due 2008 to 2010 with interest rate of 5.88% to 6.08% per annum	(Won)	109,117	81,983
Unsecured loans, representing obligation principally to banks:
Due 2009 to 2015 with interest rate of 3 year Korean Treasury Bond -1.25% per annum		18,982	18,982
Unsecured bond with interest rate ranging from 3.50 % to 5.89%:
Due 2008 to 2011, net of unamortized discount		1,772,215	1,724,857

		1,900,314	1,825,822

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

(Unaudited)

June 30, 2007 and 2008

(in millions of Korean Won)	2007		2008
U.S. dollar denominated debt :
Unsecured loans, representing obligations principally to banks:
Due 2008 to 2010 with interest rate of 6M LIBOR+0.50% per annum	(Won)	127,279	112,988
Unsecured loans, representing obligations principally to banks:
Due 2010 to 2011 with interest rate of 6M LIBOR+0.68% per annum		9,383	26,084
Unsecured loans, representing obligations principally to banks:
Due 2008 with interest rate of 6M LIBOR+1.20% per annum		11,258	6,261
Unsecured loans, representing obligations principally to banks:
Due 2008 with interest rates from 3M LIBOR+0.99% to 1.35% per annum		28,146	15,651
Unsecured loans, representing obligations principally to banks:
Due 2011 with interest rate of 3M LIBOR+0.47% per annum		187,640	208,680
Unsecured loans, representing obligations principally to banks:
Due 2011 with interest rate of 6M LIBOR+0.41% per annum		187,640	208,680
Unsecured loans, representing obligations principally to banks:
Due 2011 with interest rate of 3M LIBOR+0.35% per annum		93,820	104,340
Unsecured loans, representing obligations principally to banks:
Due 2010 to 2013 with interest rate of 6M LIBOR+0.69% per annum		46,910	52,170
Unsecured loans, representing obligations principally to banks:
Due 2012 with interest rate of 3M LIBOR+0.66% per annum		131,348	146,076
Unsecured loans, representing obligations principally to banks:
Due 2012 with interest rate of 3M LIBOR+0.53% per annum		93,820	104,340
Zero Coupon Convertible Bond due 2012 (put year : 2010)		527,361	593,966

		1,444,605	1,579,236

Euro denominated debt :
Unsecured loans, representing obligations principally to banks:
Due 2010 to 2013 with interest rate 3M EURIBOR+0.60% per annum		95,726	115,185

Chinese Renminbi denominated debt :
Unsecured loans, representing obligations principally to banks:
Due 2008 with interest rate of 90% of the Basic Rate published by the People’s Bank of China		12,843	—
Unsecured loans, representing obligations principally to banks:
Due 2010 to 2011 with interest rate of 95% of the Basic Rate published by the People’s Bank of China		—	10,630

		12,843	10,630

Less : Current portion		(409,236)	(605,522)

	(Won)	3,044,252	2,925,351

Based on the terms and conditions of the convertible bond due 2012, the conversion price was changed from (Won)49,070 to (Won)48,760 per share due to payment of cash dividends of (Won)750 per share for the year ended December 31, 2007.

The number of common shares to be issued if the outstanding convertible bonds are fully converted is 10,530,762 shares as of June 30, 2008.

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

(Unaudited)

June 30, 2007 and 2008

11.	Income Taxes

The Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of SFAS Statement 109 (“FIN 48”) on January 1, 2007. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The adoption of FIN 48 did not have any impact on the Company’s consolidated financial statements. The Company does not have any unrecognized tax positions as of June 30, 2008 and there has been no change since adoption.

The Company’s primary tax jurisdictions are Korea, China, Japan, Germany, Poland and the United States. Open tax years of the Company are 5 years, 6 years, 1 year, 5 years, 3 years and 9 years in Korea, China, Japan, Germany, Poland and the United States, respectively. The Company has not made any provision for the disputed tax liabilities under SFAS No. 109 or FIN 48.

Management’s policy is to recognize accrued interest on the underpayment of income taxes as a component of interest expense and penalties associated with tax liabilities as a component of income tax expense. However, there was no such interest or penalties incurred during the six-month period ended June, 30, 2008.

The valuation allowance for deferred tax assets as of January 1, 2007 was (Won)159,527 million, but there was no valuation allowance as of January 1, 2008. The net change in the total valuation allowance was a decrease of (Won)140,981 million during the six-month period ended June 30, 2007, but there was no change in the valuation allowance during the six-month period ended June 30, 2008. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

12.	Stockholders’ Equity

On May 21, 2004, employees of the Company formed an employee stock ownership association, (“ESOA”), which has the right to purchase on behalf of its membership up to 20% (1,728,000 shares) of shares offered publicly in Korea, pursuant to the Korean Securities and Exchange Act. Employees purchased the shares through the ESOA with loans provided by the Company at the initial public offering price ((Won)34,500) and held under each individual employee’s account. 20% of the 20% of shares (345,600 shares) purchased by employees with loans from the Company is accounted for as a restricted stock award which vests over four years. Unearned compensation, shown as a deduction of capital surplus, will be amortized over the 4-year vesting period. During the six-month periods ended June 30, 2007 and 2008, the Company recorded compensation expense of (Won)1,214 million and (Won)1,475 million, respectively.

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

(Unaudited)

June 30, 2007 and 2008

13.	Stock Option Plan

Effective January 1, 2005, the Company adopted the provisions of SFAS No. 123(R), Share-Based Payment. SFAS No. 123(R) establishes accounting for share-based awards exchanged for employee services. SFAS No. 123(R) requires that an award that is classified as a liability to be initially measured at its grant date fair value and remeasured at fair value at the end of each reporting period until the award is settled or expired. The measurement is based on the current stock price and other relevant factors. The difference between the fair value amounts is recognized as compensation expense during the requisite service period, based on the percentage of the requisite service that the employee has rendered as of that date. In accordance with SFAS No. 123(R), compensation expense is remeasured at each reporting date, based on the fair value of the award, and is recognized as expense over the employee requisite service period.

On April 7, 2005, the Company granted 450,000 shares of stock appreciations rights (“SARs”) for selected management. Under the terms of this plan, management, upon exercise, receives cash equal to the amount that the market price of the Company’s common stock exceeds the strike price ((Won)44,050) of the SARs. The vesting period is two years starting from the grant date, and exercise period is April 8, 2008 through April 7, 2012.

The following table shows total share-based compensation expense included in the consolidated statement of income for the three-month and six-month periods ended June 30, 2007 and 2008:

(in millions of Korean Won)	Three Months Ended June 30,			Six Months Ended June 30,
	2007		2008	2007	2008
Cost of goods sold	(Won)	494	—	494	—
Selling general and administrative expense		1,111	(1,694)	2,245	(4,495)

	(Won)	1,605	(1,694)	2,739	(4,495)

There were no capitalized share-based compensation costs for the six-month periods ended June 30, 2007 and 2008.

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

(Unaudited)

June 30, 2007 and 2008

The following tables summarize option activity under the SARs for the six-month period ended June 30, 2008:

	Weighted- average exercise price (in Korean Won)		Number of shares under option	Weighted- average remaining contractual life (in years)
Balance at December 31, 2007	(Won)	44,050	220,000	4.3
Options granted		—	—
Options exercised		—	—
Options cancelled		—	(110,000)

Balance at June 30, 2008	(Won)	44,050	110,000	3.8

Exercisable at June 30, 2008	(Won)	—	110,000

If the increase rate of the Company’s share price is equal or less than that of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the initially granted SARs are exercisable. The actual increase rate of the Company’s share price for the three-year period ending April 7, 2008, was less than that of the KOSPI. As a result, as of June 30, 2008, only 110,000 SARs are exercisable.

In connection with the adoption of SFAS No. 123(R), the Company assessed its valuation technique and related assumptions. The Company estimates the fair value of SARs using a Black-Scholes valuation model, consistent with the provisions of SFAS No. 123(R) and Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 107. Key input assumptions used to estimate the fair value of SARs include the grant price of the award, the expected option term, volatility of the Company’s stock, the risk-free rate and the Company’s dividend yield. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by selected members of management who receive SARs, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company under SFAS No. 123(R).

The fair value of SARs as of June 30, 2007 and 2008, was estimated using a Black-Scholes valuation model with the following assumptions:

	2007		2008
Volatility		47.69%		30.04%
Risk-free interest rate (Korean government bond)		5.38%		5.63%
Dividend yield		0%		0%
Weighted-average fair value per SAR granted	(Won)	19,152	(Won)	5,937

Volatility is measured using historical weekly price changes of the Company’s stock over the respective term of the SARs.

The number of years that the Company estimates the SARs will be outstanding prior to settlement as of June 30, 2008, is 1.8 years.

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

(Unaudited)

June 30, 2007 and 2008

14.	Earnings Per Share

(a)	Basic earnings per share for the three-month and six-month periods ended June 30, 2007 and 2008 were as follows:

(in millions of Korean Won, except for share data)	Three Months Ended June 30,			Six Months Ended June 30,
	2007		2008	2007	2008
Net income	(Won)	262,268	745,430	93,027	1,418,572
Weighted-average number of common shares outstanding		357,815,700	357,815,700	357,815,700	357,815,700

Earnings per share	(Won)	733	2,083	260	3,965

(b)	Diluted earnings per share for the three month and six-month periods ended June 30, 2007 and 2008 was as follows:

(in millions of Korean Won, except for share data)	Three Months Ended June 30,			Six Months Ended June 30,
	2007		2008	2007(*)	2008
Net income (1)	(Won)	267,663	749,221	93,027	1,425,640
Weighted-average number of common shares outstanding and common shares equivalent (2)		374,601,758	368,346,462	357,815,700	368,346,462

Diluted earnings per share	(Won)	715	2,034	260	3,870

(1)	Adjustments to net income:

(in millions of Korean Won)	Three Months Ended June 30,			Six Months Ended June 30,
	2007		2008	2007(*)	2008
Net income	(Won)	262,268	745,430	93,027	1,418,572
Interest expense of convertible bonds, net of tax		5,395	3,791	—	7,068

Adjusted income	(Won)	267,663	749,221	93,027	1,425,640

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

(Unaudited)

June 30, 2007 and 2008

(2)	Weighted-average number of common shares outstanding:

(in shares)	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2008	2007(*)	2008
Weighted-average number of common shares	357,815,700	357,815,700	357,815,700	357,815,700
Effect of conversion of convertible bonds	16,786,058	10,530,762	—	10,530,762

Weighted average number of common shares and common shares equivalent at June 30, 2007 and 2008	374,601,758	368,346,462	357,815,700	368,346,462

(*)	Diluted earnings per share for the six-month period ended June 30, 2007 was identical to basic earnings per share as the conversion of convertible bonds would have an anti-dilutive effect.

15.	Commitments and Contingencies

(a)	Commitments

Overdraft agreements and credit facility agreement

As of June 30, 2008, the Company has bank overdraft agreements with Woori Bank and various other banks amounting to (Won)59,000 million and has a revolving credit facility agreement with several banks totaling (Won)100,000 million and USD100 million. There is no outstanding balance as of June 30, 2008.

LG Display America, Inc. and other subsidiaries have entered into short-term facility agreements of up to USD57 million, EUR3.6 million, and JPY5,200 million with Comerica Bank and other various banks. As of June 30, 2008, JPY1,101 million of short-term borrowing is outstanding in relation to the abovementioned agreements.

Factoring and securitization of accounts receivable

As of June 30, 2008, the Company has agreements with Korea Development Bank and several other banks for U.S. dollar denominated accounts receivable negotiating facilities with recourse of up to an aggregate of USD1,596.5 million. Certain trade accounts and notes receivable due from the subsidiaries to LGD arising from export sales were sold to banks under the agreements above. Of the total trade accounts receivable sold under the programs, (Won)839,943 million are outstanding and current as of June 30, 2008. The transferred accounts receivable was recorded as short-term borrowings.

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

(Unaudited)

June 30, 2007 and 2008

In October 2006, LG Display America, Inc. (formerly, LG.Philips LCD America, Inc.), LG Display Germany GmbH (formerly, LG.Philips LCD Germany GmbH), LG Display Shanghai Co., Ltd. (formerly, LG.Philips LCD Shanghai Co., Ltd.) and LG Display Hong Kong Co., Ltd. (formerly, LG.Philips LCD Hong Kong Co., Ltd.), entered into a five-year accounts receivable selling program with Standard Chartered Bank, selling accounts receivable on a revolving basis, of up to USD600 million. LGD joined this program in April 2007. For the six-month period ended June 30, 2008, no accounts and notes receivable were sold that are past due.

In September 2006, LG Display Taiwan Co., Ltd. entered into accounts receivable selling program with ChinaTrust Bank and another bank of up to USD587.5 million. At June 30, 2008, no accounts and notes receivable were sold that are past due.

Letters of credit

As of June 30, 2008, LGD has agreements with Korea Exchange Bank and several other banks in relation to the opening of letters of credit amounting to (Won)90,000 million and USD35.5 million. There is no outstanding balance as of June 30, 2008.

Payment guarantees

LGD receives repayment guarantees from ABN AMRO Bank amounting to USD8.5 million relating to tax payments in Poland. As of June 30, 2008, LGD entered into a payment guarantee agreement with a syndicate of banks including Kookmin Bank and Societe Generale in connection with a EUR70 million term loan credit facility of LG Display Poland Sp. zo.o. As of June 30, 2008, EUR70 million of long-term debt is outstanding in relation to the abovementioned agreement.

LG Display Japan Co., Ltd. and LG Display Taiwan Co., Ltd. are provided with repayment guarantees from Bank of Tokyo-Mitsubishi and ABN AMRO Bank amounting to JPY1,300 million and USD4 million, respectively, relating to their local tax payments.

License agreements

As of June 30, 2008, in relation to its Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) business, LGD has technical license agreements with Hitachi, Ltd. and others, and has a trademark license agreement with LG Corporation. On June 30, 2008, the license agreement with Koninklijke Philips Electronics N.V. was terminated.

(b)	Contingencies

As of June 30, 2008, LGD is involved in several legal proceedings and claims arising in the ordinary course of business. The Company’s management does not expect that the outcome in these legal proceedings and claims, individually or collectively, will have any material adverse effect on the Company’s financial condition, results of operations or cash flows.

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

(Unaudited)

June 30, 2007 and 2008

Patent Infringement lawsuit against Chi Mei Optoelectronics Corp. and others

On December 1, 2006, the Company filed a complaint against Chi Mei Optoelectronics Corp. and AU Optronics Corp., alleging patent infringement related to liquid crystal display and manufacturing process for TFT-LCDs in the United States District Court for the District of Delaware. On March 8, 2007, AU Optronics Corp. countersued the Company in the United States District Court for the Western District of Wisconsin, but the case was transferred to the United States District Court for the District of Delaware due to the Company’s motion to transfer. On May 4, 2007, Chi Mei Optoelectronics Co. countersued the Company for patent infringement in the United States District Court for the Eastern District of Texas, but, on March 31, 2008, the suit was transferred to the United States District Court for the District of Delaware according to the Company’s motion to transfer.

Intervention in Positive Technologies, Inc’s patent infringement lawsuit

On April 14, 2006, Positive Technologies, Inc. filed a complaint in the United States District Court for the Eastern District of Texas against, among others, several of the Company’s customers, including BenQ America Corp., Hitachi America Ltd., Panasonic Corp. of North America, Philips Electronics North America Corp. and Toshiba America, Inc. for alleged infringement of two of its patents relating to LCD displays. Positive Technologies, Inc. is seeking, among other things, damages for past infringement. On March 7, 2007, the United States District Court for the Eastern District of Texas granted the Company’s intervention in the patent infringement case brought by Positive Technologies, Inc.

Anvik Corporation’s lawsuit of infringement of patent

On February 2, 2007, Anvik Corporation filed a patent infringement case against the Company, along with other LCD manufacturing companies, in connection with the usage of photo-masking equipment manufactured by Nikon Corporation.

Investigation on anti-competitive activities by authorities in Korea, Japan and U.S.

The Company is currently under investigation by the fair trade or antitrust authorities in Korea, Japan, US and other markets with respect to possible anti-competitive activities in the LCD industry. As of June 30, 2008, the Company, along with a number of other companies in the LCD industry, has been named as defendants in a number of purported federal class actions in the United States alleging that the defendants violated the antitrust laws in connection with the sale of LCD panels. In February 2007, the Company and certain of its officers and directors have been named as defendants in a federal class action in the United States by the shareholders of the Company alleging violations of the U.S. Securities Exchange Act of 1934, as amended, by the Company and certain of its officers and directors in connection with possible anti-competitive activities in the LCD industry. The Company and the officers and directors intend to defend themselves vigorously in this matter.

While the Company intends to defend each of the abovementioned suits vigorously, it is too early in the proceedings to evaluate the probability of a favorable or unfavorable outcome of the actions, or to estimate the potential loss, if any.

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

(Unaudited)

June 30, 2007 and 2008

Investment agreement with Polish Government

The Company acquired land at EUR 1 and received cash grants which are intended to be used for the construction of a plant according to an investment agreement with the Polish Government. The land was recognized at the fair value at acquisition date, amounting to PLN57,413 thousand ((Won)28,166 million) and the corresponding amount was recorded as long-term unearned income. The cash grants amounting to PLN40,005 thousand ((Won)19,626 million) were also recorded as long-term unearned income due to the repayment contingency to be determined in 2012 based on the level of employment and investment.

16.	Fair Value of Assets and Liabilities

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Available-for-sale securities, derivatives and long-term debt including the current portion are recorded at fair value on a recurring basis.

Effective January 1, 2008, upon adoption of SFAS No. 159, the Company may elect to use fair value to measure eligible items at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. However, as of June 30, 2008, the Company did not elect to measure any eligible assets or liabilities at fair value in accordance with the Standard.

SFAS No. 157 defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements. Additionally, SFAS No. 157 amended SFAS No. 107, Disclosure about Fair Value of Financial Instruments (“SFAS No. 107”), and as such, the Company follows SFAS No. 157 in determination of SFAS No. 107 fair value disclosure amounts. The disclosures required under SFAS No. 157 and SFAS No. 107 has been included in this note. However, as of June 30, 2008, the Company has deferred the application of SFAS No. 157 for its nonfinancial assets and liabilities.

Fair Value Hierarchy

Under SFAS No. 157, the Company groups its assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company’s own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

(Unaudited)

June 30, 2007 and 2008

Determination of Fair Value

Under SFAS No. 157, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company’s policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy in SFAS No. 157.

Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon the Company’s own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value and for estimating fair value for financial instruments not recorded at fair value (SFAS No. 107 disclosures).

Assets

Available-for-sale securities

Available-for-sale securities are recorded at fair value on a recurring basis. Fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security’s credit rating and other factors such as credit loss assumptions.

Derivatives

The Company measures fair value of derivatives using internally developed models that use primarily market observable inputs, such as yield curves and option volatilities, and, accordingly, classify as Level 2. Examples of Level 2 derivatives are basic interest rate swaps and forward contracts.

Liabilities

Long-term debt and payables

Long-term debt is carried at amortized cost. However, the Company is required to estimate the fair value of long-term debt and payables under SFAS No. 107. Generally, the discounted cash flow method is used to estimate the fair value of the Company’s long-term debt and payables. Contractual cash flows are discounted using rates currently traded for the bonds with similar remaining maturities and, as such, these discount rates include the Company’s current spread levels.

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

(Unaudited)

June 30, 2007 and 2008

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

The table below presents the amounts of assets and liabilities measured at fair value on a recurring basis as of June 30, 2008.

(in millions of Korean Won)	Total		Level 1	Level 2	Level 3
Available-for-sale securities	(Won)	113,371	—	113,371	—
Derivatives, net		(82,550)	—	(82,550)	—

Fair Value of Financial Instruments

The table below is a summary of fair value estimates as of December 31, 2007 and June 30, 2008, for financial instruments, as defined by SFAS No. 107, excluding short-term financial assets and liabilities, for which carrying amounts approximate fair value, and excluding financial instruments recorded at fair value on a recurring basis. The carrying amounts in the following table are recorded in the consolidated balance sheet under the indicated captions.

(in millions of Korean Won)	2007			2008
	Carrying amount		Estimated fair value	Carrying amount	Estimated fair value
Long-term debt including the current portion	(Won)	3,453,488	3,234,667	3,530,873	3,210,798
Long-term other accounts payable	(Won)	31,046	31,046	52,350	50,995

In accordance with SFAS No. 107, the Company has not included assets and liabilities that are not financial instruments in this disclosure.

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

(Unaudited)

June 30, 2007 and 2008

17.	Segment Information

The Company has one reportable business segment, the manufacture and sale of TFT-LCDs and other flat panel displays. The following is a summary of operations by country based on the location of the customer, where the Company’s products are shipped to, as of and for the three-month and six-month periods ended June 30, 2007 and 2008.

By Geography

	Three Months Ended June 30,			Six Months Ended June 30,
(in millions of Korean Won)	2007		2008	2007	2008
Revenue from external customers:
Republic of Korea	(Won)	227,883	300,908	446,491	581,885
China		1,698,393	2,237,350	3,102,725	4,518,475
Asia		416,005	528,186	703,700	896,361
America		392,069	606,149	630,958	978,269
Europe		577,198	483,780	1,053,451	1,180,589
Others		43,033	54,973	139,712	91,378

Total	(Won)	3,354,581	4,211,346	6,077,037	8,246,957

During the six-month periods ended June 30, 2007 and 2008, the Company’s revenue from its three largest customers, LG Electronics, Philips Electronics and Hewlett-Packard accounted for 42.6% and 43.0% of total revenue, respectively. Sales to LG Electronics constituted 19.9% and 20.6% of total revenue, for the six-month periods ended June 30, 2007 and 2008, respectively. Sales to Philips Electronics constituted 13.6% and 11.3% of total revenue for the six-month periods ended June 30, 2007 and 2008, respectively. Sales to Hewlett-Packard constituted 9.1% and 11.1% of total revenue for the six-month periods ended June 30, 2007 and 2008, respectively.

Approximately 93% of the Company’s total assets are located in the Republic of Korea.

The Company purchases a number of components from various sources. In some cases, alternative sources of supply are not available. In other cases, the Company may establish a working relationship with a single source, even when multiple suppliers are available, if the Company believes it is advantageous to do so due to performance, quality, support, delivery, capacity or price considerations. If the supply of a critical material or component were delayed or curtailed, the Company’s ability to ship the related product in desired quantities and in a timely manner could be adversely affected. Even where alternative sources of supply are available, qualification of the alternative suppliers and establishment of reliable supplies could result in delays and a possible loss of sales, which could adversely affect operating results.

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

(Unaudited)

June 30, 2007 and 2008

The following is a summary of revenue by product for the three-month and six-month periods ended June 30, 2007 and 2008:

By Product

	Three Months Ended June 30,			Six Months Ended June 30,
(in millions of Korean Won)	2007		2008	2007	2008
Panels for:
TFT-LCD televisions	(Won)	1,598,388	1,809,744	2,800,496	3,585,869
Desktop monitors		913,048	1,129,479	1,657,534	2,197,688
Notebook computers		715,300	1,088,882	1,314,935	2,074,677
Others		127,845	183,241	304,072	388,723

Total	(Won)	3,354,581	4,211,346	6,077,037	8,246,957

18.	Supplemental Cash Flows Information

Significant transactions not affecting cash flows for the six-month periods ended June 30, 2007 and 2008 are as follows:

(in millions of Korean Won)	2007		2008
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	(Won)	(404,920)	372,587

Interest payments for the six-month periods ended June 30, 2007 and 2008 were (Won)110,092 million and (Won)78,568 million, respectively. Income taxes paid for the six-month periods ended June 30, 2007 and 2008 were (Won)11,052 million and (Won)52,354 million, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: August 14, 2008	By:	/s/ Dong Joo Kim
(Signature)
	Name:	Dong Joo Kim
	Title:	Vice President/
Finance & Risk Management Department